Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139586

PROSPECTUS

ACCELERIZE NEW MEDIA, INC.

16,826,519 SHARES OF COMMON STOCK

This prospectus relates to periodic offers and sales of 16,826,519 shares of common stock by the selling security holders, which consists of:

•	9,271,704 shares of common stock which are presently outstanding;

•	5,400,000 shares of common stock underlying our 10% Series A Convertible Preferred Stock, and issueable upon conversion;

•	804,815 shares of common stock to be received by holders of the 10% Series A Convertible Preferred Stock as dividends; and

•	Up to 1,350,000 shares of common stock underlying warrants.

We will not receive any proceeds from the sale of the shares by the selling security holders. The shares of common stock are being offered for sale by the selling security holders at an initial price of $0.15 per share. There are no minimum purchase requirements. Our common stock is not yet publicly traded. An application will be filed for the public trading of our common stock on the OTC Bulletin Board following the effectiveness of the registration statement of which this prospectus forms a part. Once our common stock is traded on the OTC Bulletin Board, the selling shareholders may sell the shares at fixed or negotiated prices, which may fluctuate based on the demand for the shares.

For a description of the plan of distribution of these shares, please see page 38 of this prospectus.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus to read about the risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 9, 2007.

PROSPECTUS SUMMARY

Our Company

We offer a comprehensive online media solution for clients to reach their target audience on the internet. We provide lead generation and customer acquisition solutions via our network of financial, news and social networking portals, and also through real simple syndication, or RSS feeds, blogs, targeted e-mail, banners, search engine optimization, purchase of key words and sale of map software. Following the acquisition of The Debt Reduction Group, or TDRG, in January 2007, we now provide debt settlement referrals. We also intend to provide our content to other companies in a variety of formats including re-branded portals, investor relations pages, and RSS feeds.

We primarily make money from the following three lines of business: (i) online advertising - this is our most important line of business. We charge vendors to place advertisements that are accessed through our content network. When users take specified actions as a result of clicking through these ads, we receive a fee. We also receive a fee on a cost-per-mille, or CPM basis; (ii) debt settlement referrals - following the acquisition of TDRG, we believe that this line of business will become an important source of revenue for us. We receive a fee for providing sales and marketing support in connection with debt settlement solutions offered by debt settlement agencies to consumers in the United States; and (iii) sales of map software through our website www.Accelerize.com. The revenue we generate from this line of business and its importance to our overall operation is minimal.

Accelerize New Media, Inc. owns and operates a large network of consumer-based portals, microsites and landing pages with an extensive portfolio of domains to drive high-end, highly relevant leads to our advertisers. Our web properties are the primary source for our lead generation and social networking traffic. The websites are designed to connect and/or “point” to each other with the goal of keeping the user within our network. The longer the user stays within the network, the more valuable that user becomes to potential advertisers. Some of our most important portals and blogs are: www.secfilings.com, www.executivedisclosure.com, www.secinvestor.com, and www.executiveinvestigator.com.

Except the contents of www.secinvestor.com, and www.executiveinvestigator.com, which are based on publicly available information but are authored by our employees, all of the content in our networks is obtained from publicly available information that we gather, or provided to us by contractual partners.

We were incorporated on November 22, 2005 under the laws of the State of Delaware. Prior to our incorporation we operated as a sole proprietorship owned by one of the members of our current management team, which was doing business as Accelerize New Media, and sold two products, EDGAR Index and MapGui.

Financial Information

The company reported a net loss of approximately $2.4 million during 2006. Our revenues may not be adequate to fund future operations. See “Management’s Discussion and Analysis or Plan of Operation - Going Concern.”

Our Contact Information and Website

Our principal executive offices are located at 6477 Highway 93 South, Suite 303, Whitefish, Montana 59937. Our telephone number at this location is (406) 892-2161. Our corporate website is www.accelerizenewmedia.com. The information which appears on our web site is not part of this prospectus.

When used in this prospectus, the terms “Accelerize”, “the company”, “we”, “our”, and “us” refers to Accelerize New Media, Inc., a Delaware corporation.

The Offering

Securities Offered
16,826,519 shares of common stock, $.001 par value, consisting of: 9,271,704 shares of common stock $.001 par value per share; 5,400,000 shares of common stock, underlying our 10% Series A Convertible Preferred Stock; Up to 804,815 shares of common stock to be received as dividend on our preferred stock; and 1,350,000 shares of common stock underlying warrants.

Common Stock Outstanding
21,021,700 shares as of May 9, 2007, not including 5,400,000 shares underlying the 10% Series A Convertible Preferred Stock, 804,815 shares of common stock to be received as PIK dividends, and 1,350,000 shares underlying warrants.

Use of proceeds
We will not receive any of the proceeds from the sale of the shares by the selling stockholders, although we may receive up to approximately $203,000 upon the exercise of the warrants in full at the current exercise price. These proceeds, if any, are expected to be used for working capital. We will pay all of the expenses of this offering, including, without limitation, professional fees, printing expenses and registration fees.

Risk factors	The offering involves a high degree of risk. Please refer to ‘‘Risk Factors’’ beginning on page 4 for a description of the risk factors you should consider.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. Each of the following risks could materially adversely affect our business, financial condition and results of operations, which could cause the price of our shares to decline significantly and you may lose all or a part of your investment. Prospective investors should fully understand and evaluate these risks before making an investment decision. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

We have a limited operating history and, therefore, predicting our future performance is difficult.

We were incorporated in November 2005. Our limited operating history makes it difficult to evaluate our business and prospects. We have encountered, and expect to continue to encounter, many of the difficulties and uncertainties often faced by early stage companies. You should consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, delays in product development, marketing and sales obstacles and delays, inability to gain customer acceptance of our products and services, inability to attract and retain high-quality and talented executives and other personnel and significant competition. We cannot be certain that we will successfully address these risks. If we are unable to address these risks, our business may not grow, our stock price may suffer and/or we may be unable to stay in business.

We have a history of losses, and we expect to continue to operate at a loss and to have negative cash flow from operations for the foreseeable future.

We have a history of continuing losses and negative cash flow from operations. At December 31, 2006, we had cumulative net losses of approximately $2.4 million. Our operations have been financed primarily through proceeds from the issuance of equity and borrowings under promissory notes. On December 31, 2006, we had approximately $414,000 in cash. We expect that our expenses will increase substantially as we continue to develop and market our products and services. In addition, we expect that as a public company our general and administrative expenses will increase significantly. As a result, we expect to continue to incur losses for the foreseeable future.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline.

While we are hopeful of becoming profitable by 2008, there is no assurance that this objective can be attained. Accordingly, our ability to operate our business and implement our business strategy may be hampered by negative cash flows in the future, and the value of our stock may decline as a result. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If this is the case, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. We will need to generate significant additional revenues to be profitable in the future and we may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future.

Our quarterly financial results will fluctuate, making it difficult to forecast our results of operation.

We expect our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control, including:

•	Variability in demand and usage for our product and services;

•	Market acceptance of new and existing services offered by us, our competitors and potential competitors; and

•	Governmental regulations affecting the use of the Internet, including regulations concerning intellectual property rights and security features.

Our limited operating history and unproven business model further contribute to the difficulty of making meaningful quarterly comparisons. Our current and future levels of expenditures are based primarily on our growth plans and estimates of expected future revenues. If our operating results fall below the expectation of investors, our stock price will likely decline significantly.

We face intense competition from other providers of business and financial information.

We compete with many providers of business and financial information, including other Internet companies, for consumers' and advertisers' attention and spending. Our primary competitors are Edgar Online, Inc. and The Street.com, Inc., both of which provide services similar to ours and each of which has a well-established market presence. These and other competitors have substantially greater capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

In addition, as the barriers to entry in our market segment are not substantial, an unlimited number of new competitors could emerge, thereby making our goal of establishing a market presence even more difficult. Because our management expects competition in our market segment to continue to intensify, there can be no assurances we will ever establish a competitive position in our market segment.

We may not be successful in increasing our brand awareness.

Our future success will depend, in part, on our ability to increase brand awareness of our websites. In order to build brand awareness, we must succeed in our marketing efforts, provide high quality services and increase traffic to our websites. There is no assurance that we will be able to achieve these goals.

We may not be successful in improving our existing products or in developing new products.

We have not yet completed development and testing of certain proposed new products and proposed enhancements to our systems, some of which are still in the planning stage or in relatively early stages of development. Our success will depend in part upon our ability to timely introduce new products into the marketplace. We must commit considerable time, effort and resources to complete development of our proposed products, service tools and product enhancements. Our product development efforts are subject to all of the risks inherent in the development of new products and technology, including unanticipated delays, expenses and difficulties, as well as the possible insufficiency of funding to complete development.

Our product development efforts may not be successfully completed. In addition, proposed products may not satisfactorily perform the functions for which they are designed, they may not meet applicable price or performance objectives and unanticipated technical or other problems may occur which result in increased costs or material delays in development. Despite testing by Accelerize and potential end users, problems may be found in new products, tools and services after the commencement of commercial delivery, resulting in loss of, or delay in, market acceptance and other potential damages.

We may not be successful in developing new and enhanced services and features for our websites.

Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. To be successful, we must adapt to the rapidly changing market by continually enhancing our existing services and adding new services to address customers' changing demands. We could incur substantial costs if we need to modify our services or infrastructure to adapt to these changes. Our business could be adversely affected if we were to incur significant costs without generating related revenues or if we cannot adapt rapidly to these changes. Our business could also be adversely affected if we experience difficulties in introducing new or enhanced services or if these services are not favorably received by users. We may experience technical or other difficulties that could delay or prevent us from introducing new or enhanced services.

Our operations depend on third parties and our systems are susceptible to delays, failures and errors, which could adversely impact our operations and financial results.

Our operations depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide access over the Internet to our product and service offerings Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

Our digital distribution activities are managed by sophisticated software and computer systems. We must continually develop and update these systems over time as our business and business needs grow and change, and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Web sites could be less attractive to such entities or individuals and our business could be harmed.

Our servers are hosted in San Antonio, Texas.  Rackspace Managed Hosting, of Dallas Texas, handles the failover process we have put in place. We intend to notify Rackspace immediately of any outage and upon such notice they are supposed to immediately implement our failover strategy. We may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Our future performance and success depend on our ability to retain our key personnel.

Our future performance and success is heavily dependent upon the continued active participation of our current senior management team, including, our President and Chief Executive Officer, Brian Ross, and our Chief Technology Officer, Chris Meredith, and with the completion of the acquisition of TDRG, we are also dependent on the continued active participation of Damon Stein and Dan Goldberg. The loss of any of their services could have a material adverse effect on our business development and our ability to execute our growth strategy, resulting in loss of sales and a slower rate of growth. We do not maintain any "key person" life insurance for any of our employees. Currently, we do not have a written employment agreements with any of our employees except Messrs Ross, Meredith, Stein and Goldberg.

We may be subject to infringement claims on proprietary rights of third parties for software and other content that we distribute or make available to our customers.

We may be liable or alleged to be liable to third parties for software and other content that we distribute or make available to our customers:

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights; or

•	If our customers violate the intellectual property rights of others by providing content through our services.

Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal expenses in defense, exposing us to awards of damages and costs including treble damages for willful infringement and diverting management's attention which could have an adverse effect on our business, results of operations and financial condition.

We cannot assure you that third parties will not claim infringement by us with respect to past, current, or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all. Further, we plan to offer our services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

Dilutive securities may adversely impact our stock price.

As of May 9, 2007, the following securities issuable, convertible or exercisable into shares of our common stock were outstanding:

•	5,400,000 shares of common stock issuable upon the possible conversion of outstanding 10% Series A Convertible Preferred Stock dated August 2006 and October 2006;

•	804,815 shares of common stock issuable upon receipt of PIK dividends;

•	warrants to purchase up to a total of 1,350,000 shares of our common stock at a price of $0.15 per share; and

•	up to 4,300,000 shares of common stock issuable under our stock option plan.

We have included the shares of common stock issuable upon receipt of the PIK dividend and shares of common stock underlying outstanding warrants and preferred stock in the registration statement of which this prospectus is a part. These securities represent approximately 36% of our common stock on a fully diluted as converted basis. The exercise of these warrants and the conversion of the stock, both of which have fixed prices, may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

Acquisitions of businesses and our failure to successfully integrate these businesses can disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

In January 2007 we acquired substantially all of the assets of TDRG. We intend to pursue future strategic acquisitions of complementary companies, products or technologies using our available cash and stock. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition as we did with the TDRG acquisition when we issued approximately 18% of our outstanding shares of common stock. Acquisitions involve numerous other risks, including:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. Specifically, if we fail to integrate TDRG’s applications into our product offering in a timely manner, we may be unable to fully realize the expected benefits of the acquisition. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

 We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting as well as the operating effectiveness of the company's internal controls. We were not yet subject to these requirements. We have not yet begun evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm attest to, our internal controls as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ending December 31, 2007 in the case of management’s report and for our fiscal year ending December 31, 2008 in the case of our accounting firm’s attestation.

While we expect to expend significant resources over the next few months in developing the necessary documentation and testing procedures required by Section 404 of Sarbanes-Oxley Act of 2002, there is a risk that we will not be able to comply with all of the requirements imposed by this rule. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive an unqualified attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or an adverse audit opinion on those financial statements which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the New York Stock Exchange or The Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors' independence, audit committee oversight, and the adoption of a code of ethics. We have not yet adopted any of these corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors. We intend to expand our board membership to include additional independent directors and we may then seek to establish an audit and other committees of our board of directors. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Government regulation could adversely affect our business prospects.

We do not know with certainty how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media, personal privacy and data protection will apply to the Internet or to the distribution of multimedia and other proprietary content over the Internet. Most of these laws were adopted before the advent of the Internet and related technologies and therefore do not address the unique issues associated with the Internet and related technologies. Depending on how these laws developed and are interpreted by the judicial system, they could have the effect of:

•	Limiting the growth of the Internet;

•	Creating uncertainty in the marketplace that could reduce demand for our products and services;

•	Increasing our cost of doing business;

•	Exposing us to significant liabilities associated with content distributed or accessed through our products or services; or

•	Leading to increased product and applications development costs, or otherwise harm our business.

Because of this rapidly evolving and uncertain regulatory environment, both domestically and internationally, we cannot predict how existing or proposed laws and regulations might affect our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Whenever we use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” or similar expressions, we are making forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors." Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any proceeds upon the sale of shares by the selling security holders. We would receive up to approximately $203,000 upon the exercise of all of our warrants at their current exercise prices. The actual allocation of proceeds realized from the exercise of these warrants will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants will be exercised.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted and not traded. As of May 9, 2007 we had 56 registered stockholders. After the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, we plan to have our common stock traded on the Over-The-Counter Bulletin Board (OTC.BB.)

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since inception and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements and other factors our Board of Directors may deem relevant.

The holders of our 10% Series A Preferred Stock are entitled to receive a cumulative preferential dividend of 10% per annum on the stated value of the 10% Series A Preferred Stock owned by them. The dividend is payable at the company’s option in cash or shares of common stock valued at $0.15 per share. The company does not intend to pay any cash dividend in the near future. Dividends are payable on a quarterly basis on each of September 1, December 1, March 1, and June 1, commencing September 1, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On December 15, 2006, the Company's Board of Directors and shareholders approved the Accelerize New Media, Inc. Stock Option Plan, or the Plan. The total number of shares of capital stock of the company that may be subject to options under the Plan is 4,300,000 shares of our common stock, $.001 par value per share, from either authorized but unissued shares or treasury shares. The individuals who are eligible to receive option grants under the Plan are employees, directors and other individuals who render services to the management, operation or development of the company or its subsidiaries and who have contributed or may be expected to contribute to the success of the company or a subsidiary. Every option granted under the Plan shall be evidenced by a written stock option agreement in such form as the Board shall approve from time to time, specifying the number of shares of common stock that may be purchased pursuant to the option, the time or times at which the option shall become exercisable in whole or in part, whether the option is intended to be an Incentive Stock Option or a Non-Incentive Stock Option, and such other terms and conditions as the Board shall approve. As of April 1, 2007, the company issued options to purchase 3,512,500 shares of common stock of the company.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial information has been derived from the financial statements that are included elsewhere in this prospectus. Because this is only a summary, the financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in the prospectus.

ACCELERIZE’S STATEMENT OF OPERATIONS DATA:

	For the year ended December 31, 2006	For the year ended December 31, 2005
	(audited)	(audited)

Net revenues	$199,214	$9,526

Operating Expenses	$2,563,348	$6,971

Net income (loss)	($2,364,134)	$2,555

Basic and diluted net income (loss) per share	($0.13)	$0.00

Weighted average common shares outstanding	18,748,958	18,748,958

ACCELERIZE’S BALANCE SHEET DATA:

For the year ended December 31, 2006
(audited)
Cash and cash equivalents	$414,270

Total assets	$511,379

Working capital	$261,949

Current liabilities	$249,430

Total liabilities	$249,430

Stockholders’ equity	$261,949

TDRG’S STATEMENT OF OPERATIONS DATA:

	For the year ended December 31, 2006	For the year ended December 31, 2005
	(audited)	(audited)

Net revenues	$497,350	$927,433

Operating Expenses	$837,143	$827,950

Net income (loss)	($322,893)	($123,952)

Basic and diluted net income (loss) per share	$0.00	$0.00

Weighted average common shares outstanding	N/A	N/A

TDRG’S BALANCE SHEET DATA:

For the year ended December 31, 2006
(audited)

Cash and cash equivalents	$23,983

Total assets	$77,102

Working capital	($260,352)

Current liabilities	$296,370

Total liabilities	$519,650

Member's deficit	($442,550)

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006. The table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

Stockholders' Equity:

Preferred Stock, $.001 par value; 2,000,000 shares authorized, 54,000 shares issued and outstanding	$728,567

Common stock, $.001 par value; 100,000,000 shares authorized, 19,140,027 shares issued and outstanding	19,140

Additional paid-in capital	1,925,220

Accumulated deficit	(2,410,978)

Total stockholders’ equity	$261,949

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements. See ‘‘Forward Looking Statements’’ elsewhere in this prospectus. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements

Background

We were incorporated on November 22, 2005 under the laws of the State of Delaware, to begin exploiting the company’s products and to serve as a vehicle to effect a merger, exchange of common stock, asset acquisition or other business combination with other similar businesses. Prior to our incorporation we operated as a sole proprietorship owned by one of the members of our current management team, which was doing business as Accelerize New Media, and sold two products, EDGAR Index and MapGui.

Business Overview

We offer a comprehensive online media solution for clients to reach their target audience on the internet. We provide lead generation and customer acquisition solutions via our network of financial, news and social networking portals, and also through RSS feeds, blogs, targeted e-mail, banners, search engine optimization, purchase of key words and sale of map software. Following the acquisition of TDRG in January 2007, we now provide debt settlement referrals. We also intend to provide our content to other companies in a variety of formats including re-branded portals, investor relations pages, and RSS feeds.

Accelerize New Media, Inc. owns and operates a large network of consumer-based portals, microsites and landing pages with an extensive portfolio of domains to drive high-end, highly relevant leads to our advertisers. Our web properties are the primary source for our lead generation and social networking traffic. The websites are designed to connect and/or “point” to each other with the goal of keeping the user within our network. The longer the user stays within the network, the more valuable that user becomes to potential advertisers. Some of our most important portals and blogs are: www.secfilings.com, www.executivedisclosure.com, www.secinvestor.com, and www.executiveinvestigator.com.

How We Generate Revenues

We primarily make money from the following three lines of business:

On-line Advertising:

This is our most important line of business. We charge vendors to place advertisements that are accessed through our content network. When users take specified actions as a result of clicking through these ads, we receive a fee. We also receive a fee on a cost-per-mille, or CPM basis. Our proprietary traffic revenues are generated from our portfolio of owned websites which are monetized with pay-per-click, cost-per-action listings, and banner ad sales. When an online user navigates to one of our owned and operated websites and clicks and or visit on a particular listing/web page or completes the specified action, we are entitled to receive an agreed-upon fee. We may in the future explore other revenue models such as charging users a subscription fee to obtain the content we provide.

Our lead generation network revenues are primarily generated using third-party distribution networks to deliver the merchant advertisers’ listings. The distribution network includes search engines, shopping engines, directories, destination sites, Internet domains or websites, and other targeted Web-based content. We generate revenue upon delivery of a qualified lead to the company’s merchant advertisers or partner.  Other revenues include the company’s lead generation web services, paid search optimization, landing page development services, and creative design.

Debt Settlement Referrals:

Following the acquisition of TDRG, we believe that this line of business will become an important source of revenue for us. TDRG generates a substantial portion of its revenues from commissions fees earned from the sale and marketing of debt reduction solutions offered to consumers by DebtXS, a large debt settlement agency. The consumers generally enter into a debt program with the debt settlement agency, which provides for monthly payments by the consumers over a period ranging between 1 to 3 years. The commission amounts to 40% of the total compensation earned by the debt settlement agency for its services to the consumers. TDRG earns its fees upon payment by consumers to the debt settlement agency within the first 8 months of the debt program, assuming that all consumers will make their payments. The average commission per consumer is approximately $1,600.

Sales of Map Software:

We continue to sell map software through our website www.Accelerize.com. The revenue we generated from this line of business and its importance to our overall operation is minimal.

How we support our services

Web development, server and database development/maintenance and financial data processes are carried out in-house and via a number of partners described below:

Web development, server and database development/maintenance and financial data partners:

•
Try Catch Consulting Inc. (www.trycatchconsulting.com) is based in Torrington Connecticut, and supports our portals and web-based solutions, our financial/customer/alert data and our technical infrastructure through development, database/server administration, and ongoing maintenance. Try Catch Consulting Inc. was instrumental in helping us to develop several pivotal technologies, including our e-mail alert engine, financial data, our extract, transform and load application, or ETL, which takes data from one format, processes it, and converts it to another format, and the core web portal platform which is the basis for all of our web-based solutions. We pay Try Catch either on an hourly or a per-project basis.

•
SecureNext (www.securenext.com) is a company based in India with offices in California, and provides development solutions that support our web-based portals and solutions, with a focus on data presentation and social features including web-based financial reporting, sophisticated charts and graphs, company/executive directories and user-based rating systems. We pay SecureNext on a per-project basis.

•
RackSpace (www.rackspace.com) concentrates solely upon managed hosting, an advanced type of dedicated hosting. Unlike basic dedicated hosting, managed hosting offers system level administration and support, comprehensive Internet infrastructure and extensive services that relieve IT departments of many critical, but costly responsibilities. These services typically include advanced monitoring, load balancing, elevated security, data storage, stress testing, industry-leading technical expertise and content delivery. We pay RackSpace on a monthly basis for hosting services.

•
Zerolag (www.zerolag.com) provides secure, managed web hosting, server collocation, and IT security to select clients. Zerolag provides TDRG with data back up, elevated security, data storage, email, and hosting. Chosen for their security due to TDRG’s financial data, they provide three core layers of protection for TDRG’s server: regular software updates, firewall protection, and intrusion detection systems (IDS). In addition, all of TDRG’s data is backed up remotely on a daily basis to prevent data loss. We pay Zerolag on a monthly basis for hosting services.

Financial data used to support web properties and products:

•
Hemscott Inc. (www.hemscottdata.com) is a leading independent provider of financial data in the U.S. and Canada. They deliver detailed numerical, statistical and general business information to clients such as us, to help them meet their analytical, compliance and research needs. We pay Hemscott on a one-year renewable contract with them.

•
GSI Online (www.gsionline.com) is helping legal and financial firms like us to fulfill their research requirements. We use GSI's SEC filing service, which is a real time data feed of SEC filings submitted to the SEC via EDGAR service. This relationship ensures that we have the most up-to-date SEC filing data possible with no downtime or missed filings. We retrieve this feed on a regular basis, identify any new SEC filings and add them to our system. Our own supporting processes then retrieve additional information based on the core SEC filing data provided by GSI. We pay GSI Online on an annual basis.

Advertising Partners:

•
Zacks Investment Research Inc., sells all of our ad inventory. Zacks is a Chicago based firm with 25 years of experience in providing institutional and individual investors with the analytical tools and financial information necessary to the success of their investment process. Their methodology for selling ad inventory is by cost per mille (one-thousand) impressions, or CPM. This type of advertising system most closely resembles print and television advertising and is usually used online for pricing banner ads. Generally, a fixed price is determined in which the advertiser pays the online publisher for 1,000 impressions of a banner. This type of system is most advantageous to the publisher.

•
Co-Registration Partnership with Zacks and Opt-Intelligence. Opt-Intelligence is the leader in real-time consumer opt-in advertising (commonly called co-registration). Their website clients include TheStreet.com, Match.com and StarMagazine.com. Their advertiser list includes Circuit City, eBay, Wal-Mart, The Home Depot, NASCAR, Nokia and Procter & Gamble. Co-registration is the practice of one organization, on its own subscription and membership registration forms, of offering subscriptions, memberships or leads to another organization. According to the Internet Advertising Bureau, co-registration is the fastest-growing segment of Internet advertising. Co-Registration's market-share tripled from 2% in 2004 to 6% in 2005, making it online advertising's fastest growing sector with a $1 billion market.

Market Trends

According to US Bancorp Piper Jeffrey, the growth of the Internet has created an audience rivaling that of television. This large audience provides a source of potential customers for merchants and a massive source of advertising and marketing dollars. This audience is not only growing in size but also in the amount of time spent online. U.S. Bancorp Piper Jaffrey predicts that online advertising in the United States will represent approximately 6% of total advertising spending in 2008 compared to approximately 2% of total advertising spending in 2003.

The market in which we are active has grown substantially in recent years, and we expect that this trend will continue in the foreseeable future. According to the Interactive Advertising Bureau, or the IAB, and PricewaterhouseCoopers, or PwC, US online advertising revenues for the first six months of 2006 were approximately $7.9 billion, a 37% increase over the first half of 2005. In addition, according to the same sources, Internet advertising revenues totaled nearly $4.1 billion for the second quarter of 2006, representing a 36% increase over the same period in 2005 and a 5.5% increase over the first quarter of 2006.

Those sources reported that paid search advertising, accounted for 40% of online ad revenues and continued to be the most popular online ad format, followed by display and classified advertising.

The favorite pricing method continued to be CPM which was followed closely by performance deals. The CPM model refers to advertising bought on the basis of number of impressions. This is in contrast to the various types of pay-for-performance advertising, whereby payment is only triggered by a mutually agreed upon activity, for example, click-through, registration, sale, and other forms.

The market for Internet advertising and related services is highly competitive. Intense competition among websites, Internet search services and Internet advertising services has led to the proliferation of a number of alternative pricing models for Internet advertising. These alternatives, and the likelihood that additional pricing alternatives will be introduced, make it difficult for us, or the Internet advertising industry in general to project the levels of advertising revenue or margins that will be realized in the future.

Recent Developments

On January 2, 2007, we acquired substantially all of the assets, and assumed some, but not all of the liabilities, of TDRG. TDRG is an internet marketing business focused at identifying debt and mortgage leads from forms hosted on TDRG’s network of websites, and selling such leads to third parties or delivering them to independent contractors for processing in connection with TDRG’s contracts with DebtXS, LP. The most valuable assets which were acquired from TDRG are its domain names and accounts receivable.

The total purchase price that we paid for the acquisition was a combination of shares of our common stock, options and assumption of certain liabilities as follows: (i) 3,500,000 shares, of which 1,750,000 shares will be held back in escrow for a period of one year to secure payment of any claims for losses under indemnification provisions under the purchase agreement, (ii) the assumption of certain operating liabilities (iii) 400,000 options to be issued to each of the principals of TDRG, namely Damon Stein and Dan Goldberg, and (iv) the issuance of earn-out warrants with vesting tied to the achievement of certain performance targets. Depending on what targets are hit, 400,000, 450,000 or 500,000 earn-out warrants may vest eighteen months from the closing date. The shares and options issued to TDRG will not be included in this prospectus, and we have no obligation to register the offering or re-sale of such shares. The sellers have the right to repurchase the domain names for $1 if we do not achieve one of the two defined investment events within one year of the closing date. The investment events are raising $500,000 or registering our shares under the Securities Act. We did not assume the lease (and the sublease) of TDRG, which will remain as primary tenant on the lease. We will use and occupy the space and pay the rent on a pass through basis. TDRG also sublets a portion of the premises. Amounts received by TDRG under the sublease will offset amounts owing by us under the lease pass through. In connection with the acquisition, Mr. Stein became our General Counsel, and Mr. Goldberg became Chief Marketing Officer, both on a full-time basis.

In November 2006, we launched our financial internet portal ExecutiveDisclosure.com, offering a window into executive compensation, stock awards, option grants, bonuses, insider transactions, and other perks The free web service allows users to track compensation amounts with E-mail alerts and RSS feeds, compare compensation with performance, view industry compensation data, rate and review executives, and view specific SEC filings. Advanced tools individually track various forms of compensation, including: long-term incentive plans, securities underlying options, restricted stock, and board position changes. Users interested in insider trading can be alerted via e-mail when insiders buy or sell stock, or receive or exercise options, via SEC filing Forms 3, 4, and 5.

On August 3, 2006 we initiated our first blog site titled SEC Investor. SEC Investor uncovers information about companies inside SEC Filings so readers can make more informed choices about their investments. We expect this service to increase subscriptions to SECfilings.com and generate advertising revenues. In November, 2006 we also launched an additional blog, Executive Investigator which Tracks and Analyzes Executive Salaries, Bonuses, and Perks.

Revenues and revenue recognition

We have generated minimal revenues since inception. Revenues recognized were generated from the lead generations and, to a lesser extent, from traffic revenues generated from our portfolio of web sites.

Results of Operations 2006 and 2005

ACCELERIZE NEW MEDIA, INC.
RESULTS OF OPERATIONS

			Increase/	Increase/
	For the year ended		(Decrease)	(Decrease)
	December 31,		in $ 2006	in % 2006
	2006	2005	vs 2005	vs 2005

Revenues	$199,214	$9,526	$189,688	NM

Operating expenses:
Selling, general & administrative	2,563,348	6,971	2,556,377	NM
Total operating expenses	2,563,348	6,971	2,556,377	NM

Operating (loss) income	(2,364,134)	2,555	(2,366,689)	NM

Other expense:
Interest expense	(521)	-	(521)	NM
	(521)	-	(521)	NM

Net (loss) income	(2,364,655)	2,555	(2,367,210)	NM

Less dividend issued for series A preferred stock	44,596	-	44,596	NM
-
Net (loss) gain attributable to common stockholders	$(2,409,251)	$2,555	$(2,432,810)	NM

NM: Not Meaningful

Revenues

Revenues primarily consist of fees generated from lead generations and, to a lesser extent, from traffic revenues generated from our portfolio of web sites. Our increase in revenues during 2006 when compared to the prior year is primarily due to the launch of our lead generation network during the first half of 2006.

We believe that our revenues will increase in 2007, primarily resulting from the acquisition of the assets of TDRG, from increased fees generated from lead generations and from traffic revenues generated from our portfolio of web sites.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consists of consultant fees related to the marketing and enhancement of our websites, advertising, as well as other general and administrative expenses, such as payroll expenses, necessary to support our existing and anticipated growth in our revenues. The increase in selling, general and administrative expenses during 2006 when compared to the prior year period is primarily due to the issuance of shares of our common stock valued at approximately $1.5 million to certain employees as compensation for services, advertising to promote our portfolio of websites who were launched in 2006, and payroll expenses associated with personnel which were hired in the first half of 2006. No such expenses occurred during 2005.

We believe that our selling, general and administrative expenses will increase by at least approximately $800,000 during 2007 following the consummation of the acquisition of TDRG. The increase is commensurate with the current level of expenses incurred by TDRG prior to the acquisition.

Liquidity and Capital Resources

At December 31, 2006, our cash amounted to $414,000 and our working capital amounted to approximately $261,949.

During 2005, we generated cash from operating activities amounting to approximately $5,000. Our cash generated from operating activities was comprised of our net income of approximately $3,000 adjusted for an increase in accounts payable of approximately $2,000.

During 2005, we generated cash from financing activities of approximately $15,000, which primarily consisted of an initial contribution of $20,000 offset by a distribution to a member of approximately $5,000.

During 2006, we used cash in our operating activities amounting to approximately $523,000. Our cash used in operating activities was comprised of our net loss of approximately $2.4 million adjusted for the following:

•	Fair value of shares issued to employees hired in the first half of 2006 for services of approximately $1.6 million;
•	Amortization of website development costs of approximately $58,000; and
•
Increase in accounts payable of approximately $247,000 resulting from a corresponding increase in unpaid professional fees associated with its acquisition of TDRG and the registration statement of which this prospectus forms a part.

During 2006, we incurred website development costs of approximately $142,000 in connection with the launch of our portfolio of websites during the first half of 2006.

During 2006, we generated net proceeds from the issuance of shares of our common and preferred stock of $350,000 and $729,000, respectively, which funded our operating and investing activities during the same period. We paid closing costs of approximately $81,000 in connection with the issuance of the shares of preferred stock.

$500,000 Line of Credit.

During April 2007, we entered into a line of credit with five existing stockholders of the Company, each of which agreed to lend us up to $100,000 for a total line of credit of $500,000. Draws on the line of credit accrue interest at the rate of 10% per annum (computed on the basis of a 360-day year) and are payable in monthly installments. The principal and any remaining interest are payable at maturity. Draws on the line of credit are evidenced by promissory notes signed and delivered by the Company in connection with each respective draw. Under the promissory notes , an Event of Default occurs if we breach, fail to perform, or fail to observe any material covenant, term or provision under the note, in case of bankruptcy, reorganization, insolvency or liquidation, or if we fail to pay interest or principal when due and fail to make such payment within 45 days after receipt of a written notice to such extent. The principal and interest may be prepaid in whole or in part without penalty. As of May 9, 2007 we have drawn an aggregate of $200,000 from two different lenders. The money is being used by us for working capital purposes.

Going Concern

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity.

It is likely that we will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

Since June 2005, TDRG generates a substantial portion of its revenues from fees earned from the sale and marketing of debt reduction solutions offered to consumers by a debt settlement agency. The consumers generally enter in a debt solution program with the debt settlement agency which provides for monthly payments by the consumers over a period of up to 3 years. The commission earned by TDRG will vary between 4.5% and 6% of the total debt of the consumer to be negotiated by the debt settlement agency. TDRG receives its fees from the debt settlement agency upon payment by consumers to the debt settlement agency within the first 8 months of the debt solution program, assuming that all consumers make all their payments. This payment is subject to a partial refund by TDRG to the debt settlement agency if 1) the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract or 2) the debt settlement agency issues a refund to the consumer over the term of the contract. Accordingly, the fee earned by TDRG is recognized over the term of the underlying contract between the debt settlement agency and the consumer, which is generally 3 years. Consequently, TDRG defers the fees it has received from the debt settlement agency in excess of the revenues recognized over the term of the underlying contract between the debt settlement agency and the consumer. Such excess amounted to approximately $418,000 at December 31, 2006 and is recorded as deferred revenue on the balance sheet.

During June 2005, TDRG outsourced the debt solution administration of its existing clients to a debt settlement agency. This administration includes implementation, customer service, and the actual debt negotiation. Pursuant to the outsourcing arrangement, the debt settlement agency pays TDRG 45% of the fees collected from the consumers and retains 5% of such fees as a reserve for possible cancellations, returns, and legal fees. Funds available under the reserve are paid TDRG as follows: 50% in June 2006, and 25% in January 2007 and June 2007, respectively. TDRG recognizes fees pursuant to this arrangement as revenues when it receives the funds from the debt settlement agency.

Website Development Costs

We capitalized certain internal use software and website development costs amounting to approximately $142,000 during 2006. We use judgment in estimating the useful life of the costs capitalized for each specific project which is one year.

Capital Raising Transactions

We have undertaken the following transactions to provide working capital for our company:

10% Series A Convertible Preferred Stock

Between August 2006 and October, 2006 we issued an aggregate of 54,000 shares of 10% Series A Convertible Preferred Stock resulting in gross proceeds to us of $810,000. We issued the holders of the stock seven-year warrants to purchase an aggregate of up to 810,000 shares of our common stock at an exercise price of $0.15 per share. The shares of preferred stock are convertible into shares of our common stock, at any time, at the option of the holder and a conversion price of $0.15 per share, at an initial rate of conversion of 100 shares of common stock for each one share of Preferred Stock, subject to anti-dilution provisions in the case of stock splits, dividends or if we issue shares of our common stock or other securities convertible into shares of our common stock at an effective price less than $0.15 per share. In the event a public market is established for our common stock, the 10% Series A Preferred Stock are subject to mandatory conversion by the company upon a 30 day notice if the average closing price of our common stock is $0.40 or more per share for 10 consecutive trading days and the average daily volume is at least 100,000 shares.

The holders of our 10% Series A Preferred Stock are entitled to receive a cumulative preferential dividend of 10% per annum on the stated value of the 10% Series A Preferred Stock owned by them. The dividend is payable at the company’s option in cash or shares of common stock valued at $0.15 per share. The company does not intend to pay any cash dividend in the near future. Dividends are payable on a quarterly basis on each of September 1, December 1, March 1, and June 1, commencing September 1, 2006. On September 1, 2006, December 1, 2006 and March 1, 2007 we issued to the holders of our 10% Series A Convertible Preferred Stock a total of 271,700 shares of our common stock as PIK dividends.

Skyebanc, Inc. acted as placement agent in the transaction and were paid a commission of 10% of the total amount raised by us. In addition, we issued to Skyebanc and certain of its employees and affiliates warrants to purchase 540,000 shares of our common stock with an exercise price of $0.15 per share as compensation. The common stock underlying Skyebanc’s warrants are being registered in the registration statement of which this prospectus is a part. Skyebanc is a registered broker-dealer, and as such is considered an “underwriter” as this term is defined in the Securities Act.

We agreed not to issue additional debt securities in excess of $100,000 so long as the 10% Series A Convertible Preferred Stock is outstanding without the prior consent of the holders of a majority of the Series A convertible Preferred Stock issued and outstanding.

We granted the Preferred Stockholders piggyback registration rights covering the common shares underlying the Series A Preferred Stock and common stock underlying warrants. We have included shares of common stock issuable upon conversion of the Preferred Stock, as well as the shares of common stock issuable upon the exercise of the warrants, in the registration statement of which this prospectus is a part in satisfaction of those piggy-back registration rights.

Common Stock

Between January 1, 2006 and January 31, 2006 we sold an aggregate of 3,500,000 shares of common stock for $0.10 per share, resulting in gross proceeds to us of $350,000. There were no options or warrants associated with this common stock offering. There was no placement agent involved with this offering.

On and before January 1, 2006 we issued a total of 15,500,000 shares of common stock $0.001 par value to founders and consultants for services rendered, which included, among other things, programming, graphic design, sales, marketing, business development and introductions and administrative services.

OUR BUSINESS
Business Overview

We offer a comprehensive online media solution for clients to reach their target audience on the internet. We provide lead generation and customer acquisition solutions via our network of financial, news and social networking portals, and also through RSS feeds, blogs, targeted e-mail, banners, search engine optimization, purchase of key words and sale of map software. Following the acquisition of TDRG in January 2007, we now provide debt settlement referrals. We also intend to provide our content to other companies in a variety of formats including re-branded portals, investor relations pages, and RSS feeds.

Accelerize New Media, Inc. owns and operates a large network of consumer-based portals, microsites and landing pages with an extensive portfolio of domains to drive high-end, highly relevant leads to our advertisers. Our web properties are the primary source for our lead generation and social networking traffic. The websites are designed to connect and/or “point” to each other with the goal of keeping the user within our network. The longer the user stays within the network, the more valuable that user becomes to potential advertisers. Some of our most important portals and blogs are: www.secfilings.com, www.executivedisclosure.com, www.secinvestor.com, and www.executiveinvestigator.com.

How We Generate Revenues

We primarily make money from the following three lines of business:

On-line Advertising:

This is our most important line of business. We charge vendors to place advertisements that are accessed through our content network. When users take specified actions as a result of clicking through these ads, we receive a fee. We also receive a fee on a cost-per-mille, or CPM basis. Our proprietary traffic revenues are generated from our portfolio of owned websites which are monetized with pay-per-click, cost-per-action listings, and banner ad sales. When an online user navigates to one of our owned and operated websites and clicks and or visit on a particular listing/web page or completes the specified action, we are entitled to receive an agreed-upon fee. We may in the future explore other revenue models such as charging users a subscription fee to obtain the content we provide.

Our lead generation network revenues are primarily generated using third-party distribution networks to deliver the merchant advertisers’ listings. The distribution network includes search engines, shopping engines, directories, destination sites, Internet domains or websites, and other targeted Web-based content. We generate revenue upon delivery of a qualified lead to the company’s merchant advertisers or partner.  Other revenues include the company’s lead generation web services, paid search optimization, landing page development services, and creative design.

Debt Settlement Referrals:

Following the acquisition of TDRG, we believe that this line of business will become an important source of revenue for us. TDRG generates a substantial portion of its revenues from commissions fees earned from the sale and marketing of debt reduction solutions offered to consumers by DebtXS, a large debt settlement agency. The consumers generally enter into a debt program with the debt settlement agency, which provides for monthly payments by the consumers over a period ranging between 1 to 3 years. The commission amounts to 40% of the total compensation earned by the debt settlement agency for its services to the consumers. TDRG earns its fees upon payment by consumers to the debt settlement agency within the first 8 months of the debt program, assuming that all consumers will make their payments. The average commission per consumer is approximately $1,600.

Sales of Map Software:

We continue to sell map software through our website www.Accelerize.com. The revenue we generated from this line of business and its importance to our overall operation is minimal.

How we market our services

We market our services via organic and search engine marketing, or SEM, direct sales by our sales team, financial data portals, blogs and RSS feeds.

•
organic search listings are results based on factors such as keyword relevancy within a web page. These are the listings generally found on the left hand side in search engines, and are not influenced by direct financial payments, only by effective search engine optimization.

•
paid search marketing consists of placing ads for products or services on search engines and on content sites across the Internet. These ads are typically small snippets of text linked to merchandise pages. Payment is made when users click through to the site from the ad.

•
our blog sites are complements to our financial portals, delivering up-to-date news and analysis which then refers the user to our portals for more detailed information. Using blogs allows us to benefit from the real-time nature of blog search listings, so that current information in our blogs can appear in a wide variety of sites and blog aggregation search engines, often within minutes of the initial posting.

•
our financial portals generate sales leads for complementary financial services including our investor relations web solutions, financial data feeds and debt consolidation services. Our IR web solutions and debt consolidation sales teams market and sell our products directly to public companies and consumers through traditional sales channels including phone and email. We market our financial portals via free RSS feeds of financial information that are widely disseminated throughout the internet in traditional and blog search engines and websites.

TDRG markets its services through online advertising in search engines, web portals, email newsletters, and other financial-related websites. The ads drive interested consumers to TDRG’s portfolio of websites. If interested, the consumer will submit information and request a free consultation from one of TDRG’s debt consultants. The debt consultant will contact the consumer to discuss in more detail the services offered by the debt settlement agency. If the consumer is interested, the debt consultant will prepare a detailed proposal outlining a debt reduction solution for the consumer. Once a consumer signs up for the program, the debt settlement agency takes over ownership of the client and handles all customer service and implementation of the debt program.

How we support our services

Web development, server and database development/maintenance and financial data processes are carried out in-house and via a number of partners described below:

Web development, server and database development/maintenance and financial data Partners:

•
Try Catch Consulting Inc. (www.trycatchconsulting.com) is based in Torrington Connecticut, and supports our portals and web-based solutions, our financial/customer/alert data and our technical infrastructure through development, database/server administration, and ongoing maintenance. Try Catch was instrumental in helping us to develop several pivotal technologies, including our e-mail alert engine, financial data ETL processes, and the core web portal platform which is the basis for all of our web-based solutions.

•
SecureNext (www.securenext.com) is based in India with offices in California, and provides development solutions that support our web-based portals and solutions, with a focus on data presentation and social features including web-based financial reporting, sophisticated charts and graphs, company/executive directories and user-based rating systems.

•
RackSpace (www.rackspace.com) concentrates solely upon managed hosting, an advanced type of dedicated hosting. Unlike basic dedicated hosting, managed hosting offers system level administration and support, comprehensive Internet infrastructure and extensive services that relieve IT departments of many critical, but costly responsibilities. These services typically include advanced monitoring, load balancing, elevated security, data storage, stress testing, industry-leading technical expertise and content delivery.

•
Zerolag (www.zerolag.com) provides secure, managed web hosting, server collocation, and IT security to select clients. Zerolag provides TDRG with data back up, elevated security, data storage, email, and hosting. Chosen for their security due to TDRG’s financial data, they provide three core layers of protection for TDRG’s server: regular software updates, firewall protection, and intrusion detection systems (IDS). In addition, all of TDRG’s data is backed up remotely on a daily basis to prevent data loss.

Financial data used to support web properties and products:

•
Hemscott Inc. (http://www.hemscottdata.com) is a leading independent provider of financial data in the U.S. and Canada. They deliver detailed numerical, statistical and general business information to clients such as us, to help them meet their analytical, compliance and research needs.

•
GSI Online (www.gsionline.com) is helping legal and financial firms like us to fulfill their research requirements. We use GSI's SEC filing service, which is a real time data feed of SEC filings submitted to the SEC via EDGAR service. This relationship ensures that we have the most up-to-date SEC filing data possible with no downtime or missed filings. We retreive this feed on a regular basis, identify any new SEC filings and add them to our system. Our own supporting processes then retreive additional information based on the core SEC filing data provided by GSI.

Advertising Partners:

•
Zacks Investment Research Inc., sells all of our ad inventory. Zacks is a Chicago based firm with 25 years of experience in providing institutional and individual investors with the analytical tools and financial information necessary to the success of their investment process. Their methodology for selling ad inventory is by cost per Mille (one-thousand) impressions, or CPM. This type of advertising system most closely resembles print and television advertising and is usually used online for pricing banner ads. Generally, a fixed price is determined in which the advertiser pays the online publisher for 1,000 impressions of a banner. This type of system is most advantageous to the publisher.

•
Co-Registration Partnership with Zacks and Opt-Intelligence. Opt-Intelligence is the leader in real-time consumer opt-in advertising (commonly called co-registration). Their website clients include TheStreet.com, Match.com and StarMagazine.com. Their advertiser list includes Circuit City, eBay, Wal-Mart, The Home Depot, NASCAR, Nokia and Procter & Gamble. Co-registration is the practice of one organization, on its own subscription and membership registration forms, of offering subscriptions, memberships or leads to another organization. According to the Internet Advertising Bureau, co-registration is the fastest-growing segment of Internet advertising. Co-Registration's market-share tripled from 2% in 2004 to 6% in 2005, making it online advertising's fastest growing sector with a $1 billion market

Acquisitions

In order to increase our offering of products and services, we may from time to time consider to engage in acquisitions of existing businesses which are synergetic to our current business.

In January 2007, we acquired substantially all of the assets, and assumed some, but not all of the liabilities, of TDRG. TDRG is an internet marketing business focused at identifying debt and mortgage leads from forms hosted on TDRG’s network of websites, and selling such leads to third parties or delivering them to independent contractors for processing in connection with TDRG’s contracts with DebtXS, LP. The most valuable assets which were acquired from TDRG are its domain names and accounts receivable.

The total purchase price we paid for the acquisition was a combination of shares of our common stock, options and assumption of certain liabilities as follows: (i) 3,500,000 shares, of which 1,750,000 shares will be held back in escrow for a period of one year to secure payment of any claims for losses under indemnification provisions under the purchase agreement, (ii) the assumption of certain operating liabilities (iii) 400,000 options issued to each of the principals of TDRG, namely Damon Stein and Dan Goldberg, and (iv) the issuance of earn-out warrants with vesting tied to the achievement of certain performance targets. Depending on what targets are hit, 400,000, 450,000 or 500,000 earn-out warrants may vest eighteen months from the closing date. The sellers have the right to repurchase the domain names for $1 if we do not achieve one of the two defined investment events within one year of the closing date. The investment events are raising $500,000 or registering our shares under the Securities Act. We did not assume the lease (and the sublease) of TDRG, which will remain as primary tenant on the lease. We will use and occupy the space and pay the rent on a pass through basis. TDRG also sublets a portion of the premises. Amounts received by TDRG under the sublease will offset amounts owing by us under the lease pass through. In connection with the acquisition, Mr. Stein became our General Counsel, and Mr. Goldberg became Chief Marketing Officer, both on a full-time basis.

No other acquisitions are currently pending.

Web Properties

Our web properties include financial data portals and investor relations portals as described below:

Financial Data Portals

We offer several free, pre-defined alerts with respect to, among other things, initial public offerings, annual and quarterly reports, insider trading filings and a free customizable alert service that requires registration. Real-time alerts of SEC filings and relevant news are delivered to users via email, RSS and wireless application protocol, or WAP. The alert service allows the user/customer to create unlimited alerts using a number of different filters and combinations of filters. Alerts can contain notifications of any filing type, data tables from select filing types, company summaries, and news/press releases about specific companies.

Our financial data portals include:

•
www.SECFilings.com, a financial social networking portal offering free, accurate SEC data and user-generated content. Users can subscribe to free email alerts and RSS feeds, and can track SEC filings by company, industry or person; and

•
www.ExecutiveDisclosure.com, which is currently in beta stage, will be a financial social networking portal offering in-depth executive compensation data including salaries, bonuses and stock options. Users will be able to subscribe to email and RSS alerts, and research executives by name, company or industry.

Domain Portfolio

We own and plan to utilize our several thousand financial related domain names, including over 500 domain names that are “SECfiling form type related” such as: www.10ksb.com, www.def14a.com and www.form20f.com.

Micro-sites

A micro-site is an individual web page or cluster of pages which is meant to function as an auxiliary supplement to a primary website. The micro-site's main landing page most likely has its own URL. www.Form10-k.com is an example of one of our several thousand "micro-site" properties, offering [to customers and users] select functionality from our main portals including the ability to search, download documents and login to their portal accounts.

Investor Relations Portals

Our Investor Relations (IR) solution provides web-based tools which enable a public company to stay in touch with its stockholders via real time email alerts, real time press releases, RSS feeds, SEC filings and more. We offer our investor relations clients the opportunity to mix and match modules to quickly create custom solutions. www.ShareHolderTools.com is our web-based portal for managing IR module subscriptions.

Hosting

Our IR solutions are host applications residing on our web servers. Each IR solution customer is provided with a sub-domain on the www.SECFilings.com domain.

Online Marketing

We help our clients to achieve revenue, profit, market share, and customer loyalty objectives through Internet strategies and systems. We have the knowledge and tools available to deliver cost effective solutions that can assist our clients in achieving their online marketing goals, including:

•	Web Marketing Services, which consists of web design and development of websites;

•	Paid Search, which consists of placing ads for products or services on search engines and on content websites across the Internet;

•	Publisher Network; and

•	Search Engine Optimization, which consists of a set of methods aimed at improving the ranking of a website in search engine listings.

Financial Data Solutions

We plan to syndicate share with others a wealth of public topical financial data in a variety of formats, including company profiles, financials, SEC filings, annual and quarterly reports, executive compensation, press releases, and news.

EDGAR Filing Services

We are a reseller of PublicEase, Inc. (www.publicease.com), and through these relationships we can deliver fast, cost-effective SEC EDGAR® filing services for publicly traded companies. PublicEase is a full-service EDGAR filing agent that strives to offer the most technological filing methods available.

RSS Solutions

Utilizing our financial portal network technology we offer a robust set of tools to use RSS in order to assist our clients in reaching shareholders with new information and also to utilize RSS feeds within our clients' own organization. RSS, or Real Simple Syndication, is a simple Extensible Markup Language, or XML-based system that allows users to subscribe to their favorite websites. Using RSS, a webmaster can put their content into a standardized format, which can be viewed and organized through a RSS-aware software.

Our website properties are the primary source for our lead generation and advertising. The websites are designed to connect / “point” to each other, with the goal of keeping the user within our network. The longer the user stays within the network, the more valuable that user becomes to potential advertisers.

Other Products and Services

•
MapGui - through our website www.accelerize.com we sell Flash-software maps. These are electronic map-based reporting interfaces, which are easy to implement using basic HTML skills and allow the user to display interactive data. Uses of our MapGui products can range from a simple brochure-ware website to various business applications.

Industry/Market Trends

We believe that our business depends upon three separate industries/market trends:

•	RSS (Real Simple Syndication)

•	Social Networking

•	Internet Content Providers

RSS (Real Simple Syndication). We believe that RSS has significant potential from a marketing perspective. According to Forrester's Marketer Online Survey from February 2005, 57% of marketers are interested in using RSS as a marketing channel. According to the Pew Internet and American Life Project survey from January 2005, as of the end of 2004 about 6,000,000 U.S. adults subscribe to RSS feeds, and in a study by Slashdot from March 2005, as of March 2005 73% of RSS subscribers said they will increase their use of RSS.

Social Networking. As the Internet becomes a more integrated part of consumers’ everyday lives, it is no surprise that its use as a communication and networking vehicle continues to flourish. Today, social networking sites provide consumers, especially those in the younger demographics, a way to connect with like-minded individuals to share their opinions and their passions. We believe that savvy marketers, from various industries, such as entertainment, consumer goods and automotive, are taking note of the social networking phenomenon, and tapping the power of these wired influencers to spread their messages.

Internet Content Providers. According to a February 2004 study by Outsell, Inc., a research and advisory firm, the top information content providers, which include large companies such as Reuters, Reed Elsevier, Thomson, AOL, Pearson, Gannett, McGraw-Hill, Wolters Kluwer and Gartner, had aggregate revenues of approximately $196 billion. Furthermore, according to the same study by Outsell, businesses and other users spend approximately $50 billion a year to acquire information online. Financial and business information includes the profile, history, ownership, financial reporting, sales, marketing and business development of a company, as well its regulatory filings, analyst coverage, research reports, news alerts and stock quotes. Much of this information is required to be filed with the SEC

We believe that we have positioned Accelerize to be the source for accurate, financial content distribution. Accelerize New Media Inc.'s content network of Financial Information Portals allows professionals and investors to research and track corporate intelligence, executive compensation data and real-time SEC filings.

Intellectual Property

Employees are required to execute confidentiality and non-use agreements that transfer any rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential business partners or customers regarding our business and technologies, we generally require that such parties enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties’ respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements provides that we retain ownership of all patents and copyrights in our technologies and requires our customers to display our copyright and trademark notices.

Competition

Our primary competitors include:

Edgar Online, Inc. (Nasdaq GM: “EDGR”), which provides financial and business information of global companies contained in their SEC filings in a user-friendly format.

TheStreet.com, Inc. (Nasdaq GM: “TSCM”), which provides financial news and analysis to individual and professional investors, through electronic publishing, and securities research and brokerage.

Other large competitors in the business information industry are Reuters, Standard & Poor’s and Thomson Financial. Competition for information focused on financial data or credit risk comes from companies such as S&P’s Capital IQ, Dun & Bradstreet and Factset. Competition for legal information comes from companies such as Thompson’s Global Securities Information. Other competitors include companies such as 10-K Wizard Technology, which focus on simple SEC data offerings, and MSN Money and Yahoo! Finance, which are more focused on serving individual investors.

We believe that we can compete in attracting users who are individual investors to our sites, because our services are free to the user. The principal competitive factors relating to attracting and retaining users include the quality and relevance of our search results, and the usefulness, accessibility, integration and personalization of the online services that we offer as well as the overall user experience on our website.  In the case of attracting advertisers, the principal competitive factors are the reach, effectiveness and efficiency of our marketing services as well as the creativity of the marketing solutions that we offer. The majority of our competitors, however, have significantly greater resources, brand recognition and operating history than we do, and most of our competitors offer more extensive search features than we presently offer. We believe, however, that based on our free use, content and features of the products and services that we provide, we remain highly competitive in the financial and business information market.

Government Regulation

Although there are currently relatively few laws and regulations directly applicable to the Internet, it is possible that new laws and regulations will be adopted in the United States and elsewhere. The adoption of restrictive laws or regulations could slow or otherwise affect Internet growth. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, taxation, defamation and personal injury), will not expose us to significant liabilities, slow Internet growth or otherwise hurt us financially.

Employees

As of May 9, 2007, we had 7 full-time employees, and 2 consultants, including all of our executive officers. None of our employees are covered by collective bargaining agreements, and we believe our relationships with our employees to be good.

Property

We do not own or lease any real property. Our operations are carried out from the employees’ and consultants’ respective homes and offices. We have not assumed the lease (and the sublease) of TDRG, which remained as primary tenant on the lease. We will use and occupy the space and pay the rent on a pass through basis. TDRG also sublets a portion of the premises. Amounts received by TDRG under the sublease will offset amounts owing by us under the lease pass through.

Legal Proceedings

We are currently not a party to any pending litigation, government investigation or any other legal proceedings.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and principal position of our executive officers and directors as of May 9, 2007:

Name	Age	Position
Brian Ross	32	President, Chief Executive Officer, Treasurer, Secretary, Director
Chris Meredith	37	Chief Technology Officer, Assistant Treasurer, Assistant Secretary, Director
Daniel Minton	32	Vice President
Damon Stein	31	General Counsel
Dan Goldberg	35	Chief Marketing Officer

Brian Ross. Mr. Ross has served as our President, Chief Executive Officer and director since November 2005. He served as Senior Vice President of Business Development for iMall, Inc. from 1994 and became Director of Investor Relations in June 1997. iMall, Inc. was acquired by Excite@Home in October 1999. Mr. Ross then served as a Business Development Manager in Excite@Home’s E-Business Services Group until December 1999. After the sale of iMall, Mr. Ross was a founding investor of GreatDomains Inc. which was sold in October 2000 to Verisign. From March 2000, he was Director of Business Development for Prime Ventures Inc., a leading Venture Partner firm focusing on early stage companies in Southern California. In July 2004, Mr. Ross became a founding investor in E-force Media, a diversified online marketing company where he acted as interim Director of Business Development. Mr. Ross attended the University of Santa Barbara.

Chris Meredith. Mr. Meredith founded Accelerize’s predecessors in 2001 to provide cutting-edge Internet development services. Mr. Meredith served as our Chief Technology Officer since November 2005, and as a director since December 2006. Mr. Meredith brings over ten years of Internet technology and product development in the financial, competitive intelligence, marketing and telecommunications industries. He was instrumental in creating Accelerize’s core consumer product EDGAR Index, an RSS-based SEC filing alert service. Prior to his work at Accelerize, Mr. Meredith led product development at Intelligence Data, a division of Thompson Financial. Mr. Meredith also led product development at mBLAST marketing portal and Senior Technical Lead at TNCI, a leading telecommunications provider. Mr. Meredith attended the University of Massachusetts, Amherst and Massachusetts College of Art, and received a Diploma in Professional Photography from New England School of Photography.

Daniel Minton. Mr. Minton manages our website, Accelerize.com, since our inception. Mr. Minton started in the world of new media in the late 1990s as lead programmer for Watershed Consulting, and developing core solutions for Accelerize. In 2002 Watershed Consulting was hired by The Coleman Company to develop an Outdoor Recreation Community on the Internet. He was instrumental in designing the National Recreation Database which was published as the Coleman Outernet. From 2004 until he joined our company, Mr. Minton served as Vice President of Seed Advertising where he was responsible for all lead generation initiatives, sales, and interactive marketing. Mr. Minton attended Washington State University, where he studied English and Philosophy. Mr. Minton’s responsibility at Accelerize will include all lead generation initiatives, as well as on line advertising and media purchasing.

Damon Stein. Mr. Stein has served as our General Counsel since January 2007. He worked as Director of Marketing/Player Affairs at Beach Sports Group, LLC, a successful sports agency, from 1997 through 2001. After working as a sports agent, Mr. Stein served as a Contract Lawyer for Alschuler, Grossman, Stein & Kahan before joining TDRG in 2002. Mr. Stein was a founder and partner, and served as General Counsel/President for TDRG until it was acquired by us. Mr. Stein was integrally responsible for growing TDRG from a startup company to a prominent debt negotiation and Internet marketing firm. While at TDRG, Mr. Stein was responsible for legal and financial affairs, while also aiding in many marketing initiatives. Mr. Stein received his BA from the University of California at Berkeley. He was then awarded an academic scholarship to Pepperdine University where he received his JD/MBA. Mr. Stein is licensed to practice law in California.

Dan Goldberg. Mr. Goldberg has served as our Chief Marketing Officer since January 2007, overseeing online marketing efforts, branding, and business development. From February, 2002 through January, 2007, Mr. Goldberg served as Chief Marketing Officer and President of TDRG, which was recently acquired by us. Mr. Goldberg was a founder and partner of TDRG, overseeing marketing, online initiatives, business development, and operations. Before founding TDRG Mr. Goldberg was a founding member and partner of NetStar Ventures, a $20 million venture capital fund investing in early stage Internet and technology companies. Mr. Goldberg was responsible for growing the portfolio’s companies, raising capital, investment selection, and business development initiatives. Prior to joining NetStar, Mr. Goldberg was Director of Business Development for Excite@Home's E-Business Services division. He was responsible for developing distribution for EBS’ proprietary E-commerce solution. Mr. Goldberg came to Excite@Home through its $560 million acquisition of iMALL where he was responsible for its retailing division and managed its joint venture with Universal Studios. Prior to joining iMALL, he was the basketball product manager for Upper Deck Authenticated, the leading sports memorabilia company. Mr. Goldberg received a BA from Rutgers University and earned an MBA in Marketing and Finance from Drexel University.

Directors Compensation

Our directors do not receive compensation for their services as directors but are reimbursed for their reasonable expenses for attending board and board committee meetings.

Committees of the Board of Directors

Our Board of Directors has not yet established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee. We plan to expand our board in the future and we will seek to establish an Audit Committee and a Compensation Committee, but this will depend on our ability to attract and retain new directors. The functions of such committees are currently being undertaken by the entire board as a whole. Currently no member of our board is an audit committee financial expert. We do not have the resources to recruit a board member which would also be a financial expert. We may start our recruiting process for such board member during 2007 assuming that our financial position improves.

Code of Ethics

We have not adopted a Code of Business Conduct Ethics. Due to our small number of employees and limited history, we do not believe a Code of Ethics adds significant benefit to our operations, though we plan to consider this further as we grow.

Employment Agreements

Currently, none of our employees, including executive employees have employment or consulting agreements with us, except Brian Ross, our President, Chief Executive Officer and Director, Chris Meredith, our Chief Technology Officer and Director, Damon Stein, our General Counsel and Dan Goldberg, our Chief Marketing Officer.

Mr. Ross’s employment agreement is effective as of January 1, 2007 and continues until the earlier of January 1, 2010 or its earlier termination or expiration. The agreement is renewable for additional periods thereafter. Under the agreement Mr. Ross is entitled to an annual base salary of $90,000. If the company does not make monthly salary payments during the term of his employment, such salary will accrue without interest. Mr. Ross is entitled to other benefits, including, reimbursement for reasonable business expenses and health insurance premiums. In addition, Mr. Ross will be entitled to receive non-qualified stock options to purchase up to 2,000,000 shares of the company. The agreement may be terminated by either party without cause upon a 30-day prior written notice. If the company elects to terminate Mr. Ross’s employment without cause during the term, he shall be entitled to severance payment of the greater of the remaining payments due on the term of the agreement or an annual base salary of one year. The company may also terminate the agreement and Mr. Ross’s employment upon his illness or disability for a continuous period of more than 45 days, his death or for cause. The agreement contains customary non-solicitation, non-competition, no recruiting, confidentiality and assignment of work product provisions.

Mr. Meredith’s employment agreement is effective as of January 1, 2007 and continues until the earlier of January 1, 2010 or its earlier termination or expiration. The agreement is renewable for additional periods thereafter. Under the agreement Mr. Meredith is entitled to an annual base salary of $150,000. Mr. Meredith is entitled to other benefits, including, reimbursement for reasonable business expenses and health insurance premiums. In addition, Mr. Meredith will be entitled to receive non-qualified stock options to purchase up to 200,000 shares of the company. The agreement may be terminated by either party without cause upon a 30-day prior written notice. If the company elects to terminate Mr. Meredith’s employment without cause during the term, he shall be entitled to severance payment of the greater of the remaining payments due on the term of the agreement or an annual base salary of one year. The company may also terminate the agreement and Mr. Meredith’s employment upon his illness or disability for a continuous period of more than 45 days, his death or for cause. The agreement contains customary non-solicitation, non-competition, no recruiting, confidentiality and assignment of work product provisions

Mr. Stein’s employment agreement is effective as of January 1, 2007 and continues until the earlier of January 1, 2010 or its earlier termination or expiration, with an option to renew for additional 2 years upon 60-day prior notice. The agreement is renewable for additional periods thereafter. Under the agreement Mr. Stein is entitled to an annual base salary of $120,000, which shall be increased to $140,000 if the consultant Dan Goldberg goes to “Part-Time” status as this term is defined in the consulting agreement between the company and Facility Consulting, LLC. Mr. Stein is entitled to other benefits, including, reimbursement for reasonable business expenses and health insurance premiums. In addition, Mr. Stein will be entitled to receive non-qualified stock options to purchase up to 400,000 shares of the company. The agreement may be terminated by either party without cause upon a 30-day prior written notice. If the company elects to terminate Mr. Stein’s employment without cause during the term, he shall be entitled to severance payment of the greater of the remaining payments due on the term of the agreement or an annual base salary of one year as well as any unvested options or bonuses. The company may also terminate the agreement and Mr. Stein’s employment immediately upon receipt of a written notice from Mr. Stein that he intends to terminate his employment, and upon his illness or disability for a continuous period of more than 45 days, his death or for cause. The agreement contains customary non-solicitation, non-competition, no recruiting, confidentiality and assignment of work product provisions.

Mr. Goldberg provides his services to the company through a consulting agreement between the company and Facility Consulting, LLC. The consulting agreement is effective as of January 1, 2007 and continues for 3 years thereafter, with an option to renew for an additional 2 years upon 60-days prior notice. The agreement is renewable for additional periods thereafter. Under the agreement Mr. Goldberg is entitled to an annual compensation of $120,000 for so long as he is engaged on a full-time basis, which shall be reduced to $75,000 if Mr. Goldberg goes to “Part-Time” status as this term is defined in the consulting agreement. Mr. Goldberg’s engagement will be deemed part-time upon notice to that extent from either the President of the company or the consultant. For so long as he is engaged on a full-time basis, Mr. Goldberg will be entitled to benefits such as reimbursement for reasonable business expenses and health insurance premiums. In addition, Mr. Goldberg will be entitled to receive non-qualified stock options to purchase up to 400,000 shares of the company. The agreement may be terminated by either party without cause upon a 30-day prior written notice. If the company elects to terminate the agreement without cause during the term, the consultant shall be entitled to severance payment of the greater of the remaining payments due on the term of the agreement or an annual base salary of one year as well as any unvested options or bonuses. The company may also terminate the agreement for cause upon a 30-day notice and immediately upon a written notice from Mr. Goldberg that he intends to terminate the agreement. The agreement contains customary non-solicitation, non-competition, no recruiting, confidentiality and assignment of work product provisions.

EXECUTIVE COMPENSATION

The following table sets forth, for the last completed fiscal year, all compensation paid, distributed or accrued, including salary and bonus amounts, for services rendered to us by (i) our Principal Executive Officer, or PEO, during the last completed year; (ii) our other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year, and whose total compensation for 2006 exceeded $100,000:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)(4)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Brian Ross, President, Chief Executive Officer, Treasurer and Secretary (1)	2006	-	-	610,000	-	-	-	-	610,000

Chris Meredith, Chief Technology Officer, Assistant Treasurer and Assistant Secretary (2)	2006	127,000	-	305,000	-	-	-	-	432,000

(1) During the fiscal year ended December 31, 2006 Mr. Ross provided his services to our company without being paid a salary. Mr. Ross’s employment agreement is effective as of January 1, 2007 and continues until the earlier of January 1, 2010 or its earlier termination or expiration. See “Management Employment Agreements.”

(2) Mr. Meredith’s employment agreement is effective as of January 1, 2007 and continues until the earlier of January 1, 2010 or its earlier termination or expiration. See “Management Employment Agreements.”

(3) The stock was paid for services rendered and was fully vested, and was not paid under any plan.

(4) The fair value of the shares issued to Messrs. Ross and Meredith was based on the fair value of shares of common stock issued contemporaneously in a private offering in January 2006.

Outstanding Equity Awards at Fiscal Year-End

None.

Directors Compensation

The two members of our Board of Directors, Mr. Brian Ross and Mr. Chris Meredith are also executive officers of Accelerize. They do not receive any additional compensation for their services as directors, except reimbursement for their reasonable expenses for attending board and board committee meetings. Their entire compensation is fully reflected in the Summary Compensation Table above.

Limitation on Liability

Under our certificate of incorporation, the personal liability of our directors for monetary damages for breach of fiduciary duty is eliminated to the fullest extent permissible under Delaware law.

In addition, our bylaws provide that we have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or preceding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, or employee of the company, or served at the request of the company as a director, officer, employee or agent of another enterprise.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no relationships during 2006, and more currently, between us and any director, executive officer or 5% shareholder, other than the employment and consulting agreements described above, the stock ownership described below and the TDRG acquisition described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of May 9, 2007 we had 21,021,700 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of May 9, 2007 by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	our executive officers and directors as a group.

	Amount and Nature of Beneficial Ownership (2)
Name and Address of Beneficial Owner (1)	Common Stock		Preferred Stock		Percent of Vote
	# of Shares	% of Class	# of Shares	% of Class
Brian Ross (4)	6,350,000	29.8%	0	n/a	22.3%
Chris Meredith (5)	3,075,000	14.6%	0	n/a	10.8%
Daniel Minton (6)	628,125	3.0%	0	n/a	2.2%
Damon Stein (7)	925,000	4.4%	0	n/a	3.3%
Dan Goldberg (8)	925,000	4.4%	0	n/a	3.3%
All officers and directors as a group (five persons)	11,903,125	55.6%	0	n/a	41.8%
Sharon Standowski 307 Wildflower Ct. Jackson, NJ 08527	1,750,000	8.3%	0	n/a	6.2%
Camien Advisors LLC (3) 2166 East 2nd Street Brooklyn, NY 11223	1,750,000	8.3%	0	n/a	6.2%

(1) Unless otherwise indicated, the business address of each person listed is in care of Accelerize New Media, Inc. 6477 Highway 93 South, Suite 303, Whitefish, Montana 59937.

(2) The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse. To our knowledge, none of the shares included are pledged as security.

(3) Camien Advisors LLC is a New York limited liability company. Mr. Leonard Dietz is the CEO of Camien Advisors LLC, and has sole voting and investment powers with regard to the shares of Camien Advisors LLC.

(4) Includes 250,000 options, exercisable at $.15 per share.

(5) Includes 25,000 options, exercisable at $.15 per share.

(6) Includes 28,125 options, exercisable at $.15 per share.

(7) Includes 50,000 options, exercisable at $.15 per share.

(8) Includes 50,000 options, exercisable at $.15 per share.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share. As of May 9, 2007 we had 21,021,700 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock, $.001 par value, and as of May 9, 2007 we have issued 54,000 shares of 10% Series A Convertible Preferred Stock. In addition, our Board of Directors, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board of Directors may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board of Directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding. The rights granted to the holders of any series of preferred stock could adversely affect the voting power of the holders of common stock and issuance of preferred stock may delay, defer or prevent a change in our control. The designations, rights and preferences of the Series A Convertible Preferred Stock provide:

•	the stated value of each share is $15.00,

•
the shares pay cumulative dividends of 10% per annum payable quarterly on each of September 1, December 1, March 1 and June 1 beginning on September 1, 2006. Dividends are payable at our option in cash or shares of our common stock valued at $0.15 per share;

•	the shares carry a liquidation preference equal to the stated value plus any accrued but unpaid dividends;

•
the shares are entitled to vote together with our common stock on all matters submitted to a vote of our stockholders. Each share of Series A Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of our common stock issuable upon the conversion of the Series A Convertible Preferred Stock;

•
we cannot sell any shares of common stock for a consideration per share less than $0.15, nor issue any securities that are convertible into or exchangeable for common stock at an exercise or conversion price below $0.15 per share, without the prior written consent of the holders of a majority of the shares of Series A Convertible Preferred Stock then issued and outstanding. Excluded from this limitation is the issuance of stock options to our management under a qualified stock option plan.

•	the shares are not redeemable by us nor are they subject to any call option, and

•
each share of Series A Convertible Preferred Stock is convertible at the option of the holder into shares of our common stock at an initial conversion price of $0.15 per share subject to adjustment for stock splits, dividends and reclassifications. In the event a public market is established for our common shares, the shares of Series A Convertible Preferred Stock are subject to mandatory conversion by us upon 30 days notice if the average closing price of our common stock is $0.40 or more per share for 10 consecutive trading days and the average daily volume is at least 100,000 shares.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

Warrants

As of May 9, 2007 we issued warrants to purchase an aggregate of 1,850,000 shares of our common stock as follows:

In connection with the sale of the 54,000 shares of Series A Convertible Preferred Stock, we issued the holders seven year warrants to purchase an aggregate of 810,000 shares of our common stock at an exercise price of $0.15 per share. The Warrants contain a cashless exercise provision, which permits the holder, rather than paying the exercise price in cash, to surrender a number of Warrants, the shares underlying which have a market value equal to the exercise price of the Warrants being exercised. The exercise price of the Warrants and the number of shares issuable upon the exercise of the Warrants is subject to adjustment in the event of stock splits, stock dividends and reorganizations, or in the event we issue shares of common stock or securities convertible or exchange for shares of our common stock at an effective price less than the then exercise price of the Warrants in which event the exercise price would be adjusted downward.

Options

On December 15, 2006 our board of directors and shareholders adopted the Accelerize New Media, Inc. Stock Option Plan, or the Plan. As of May 9, 2007 we issued options to purchase 3,512,500 shares of our common stock under the Plan.

The purpose of the Plan, is to encourage employees, directors and other individuals (whether or not employees) who render services to Accelerize and its subsidiaries. The Plan is administered by the board of directors. The Board determines to whom options shall be granted under the Plan, whether options granted are intended to be incentive stock options, or ISOs, or nonqualified stock options, or NSOs, the terms of the options and the number of shares of common stock that may be granted under the Plan. The Board may delegate to the Compensation Committee of the Board , if any, the authority of the Board to make determinations and to take the aforementioned actions.

The total number of our shares that may be subject to options under the Plan is 4,300,000 shares of our common stock. In certain circumstances, the maximum number of shares of common stock subject to options that may be granted to any individual in the aggregate in any calendar year may not exceed 2,000,000 shares Shares of common stock subject to an option that is not fully exercised prior to its expiration or other termination shall again become available for grant under the terms of the Plan. Each option will expire ten years from its date of grant, provided that no ISO granted to an employee who owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the company or any subsidiary will expire later than five years from its date of grant.

The exercise price of each option will be set by the Board in its discretion; provided that the price will be at least 100 percent of the fair market value of the shares on the date on which the Board awards the option, which shall be considered the date of grant of the option for purposes of fixing the price. The price with respect to an ISO granted to an employee who at the time of grant owns stock representing more than 10 percent of the voting power of all classes of stock of the company or of any subsidiary will be at least 110 percent of the fair market value of the shares on the date of grant of the ISO.

Transfer Agent

Our transfer agent is Florida Atlantic Stock Transfer, with an address at: 7130 Nob Hill Road, Tamarac, FL 33321; Phone: 954-726-4954 Fax: 954-726-6305.

SELLING SECURITY HOLDERS

The common stock being offered by the selling stockholders were issued pursuant to the transactions described above under Management Discussion and Analysis or Plan of Operations: Capital Raising Transactions, and include shares issuable upon the conversion of preferred stock, payment of dividends thereon, and exercise of warrants. We are registering the common stock in order to permit the selling stockholders to offer the shares for resale from time to time Except as otherwise indicated in this prospectus, and for the ownership of the common stock, the preferred stock and the warrants issued pursuant to the securities purchase agreement, the selling stockholders have not had any material relationship with us within the past three years. To our knowledge, except as otherwise indicated, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of common stock beneficially owned by each selling stockholder, based on its ownership of the common stock, preferred stock and warrants, as of the date of this prospectus, assuming conversion of the preferred stock and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise. The third column lists the common stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares Common of Stock Beneficially Owned Prior to Offering (1)	Percentage of Shares of Common Stock Beneficially Owned Prior to Offering (2)	Maximum Number of Shares of Common Stock to be sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned after Offering	Percentage of Shares of Common Stock Beneficially Owned After Offering
James Adametz	80,934 (3)	*	80,934		0%
Michael Bruno	100,000	*	100,000		0%
Leonard Cohen	135,356 (4)	*	135,356		0%
Elicia David	640,767 (5)	3.0%	640,767		0%
Phillip David	100,000	*	100,000		0%
Richard David	100,000	*	100,000		0%
Robert Gerola	525,000	2.5%	525,000		0%
Dr. Austin Gleason	520,712 (6)	2.4%	520,712		0%
Georgeanna Gleasson	50,000	*	50,000		0%
Chris Gordon	200,000	*	200,000		0%
Dr. Wilfred Huse	100,000	*	100,000		0%
Gad Janay	634,630 (7)	2.9%	634,630		0%
Dr. Michel Janis	100,000	*	100,000		0%
Brian Kandel	100,000	*	100,000		0%
Patrick Keating	80,802 (8)	*	80,802		0%
Jill Lamberson	1,050,000	5.0%	1,050,000		0%
Dan Lee	641,425 (9)	3.0%	641,425		0%
Frank Lee	15,000	*	15,000		0%
Gregory Menillo	280,255 (10)	1.3%	280,255		0%

Jeff Miller	270,219 (11)	1.2%	270,219	0%
Andrew Moley	539,123 (12)	2.5%	539,123	0%
Russ Moore	200,000	*	200,000	0%
David Mulkey	200,000	*	200,000	0%
Mario Novogrodski	100,000	*	100,000	0%
Victor Novogrodski	100,000	*	100,000	0%
Pierce D. Nunley	764,123 (13)	3.5%	764,123	0%
Dr Jayakumar Patil	354,774 (14)	1.7%	354,774	0%
Gail and Richard Ross	50,000	*	50,000	0%
Matt Rottenberg	10,000	*	10,000	0%
Len Schiller	370,767 (15)	1.7%	370,767	0%
Phil Schiller	370,603 (16)	1.7%	370,603	0%
Donald R. Smith	420,384 (17)	2.0%	420,384	0%
Sharon Standowski	1,750,000	8.3%	1,750,000	0%
David Stein	100,000	*	100,000	0%
Andy Taffin	100,000	*	100,000	0%
Linda Vanle	80,934 (18)	*	80,934	0%
Richard Viglione	25,000	*	25,000	0%
Johnny Walker	50,000	*	50,000	0%
Joyce Westmoreland	319,726 (19)	1.5%	319,726	0%
Doug Wertheimer	270,767 (20)	1.3%	270,767	0%
Wayne White	100,000	*	100,000	0%
Jan Zigler	100,000	*	100,000	0%
Camien Advisors LLC	1,750,000 (21)	8.3%	1,750,000	0%
J. Truman Bidwell Jr.	329,451 (22)	1.6%	329,451	0%
Jo-Bar Enterprises, LLC	640,767 (23)	2.9%	640,767	0%
Mulkey II Limited Partnership	539,562 (24)	2.5%	539,562	0%
Norman H. Cohen & S. Randall Partnership	184,890 (25)	*	184,890	0%
Simon Asset Management	740,548 (26)	3.4%	740,548	0%
Skyebanc, Inc.	178,200 (27)	*	178,200	0%
Mario Marsillo Jr.	120,059 (28)	*	120,059	0%
Vincent LaBarbara	94,278 (29)	*	94,278	0%
Richard Galterio	77,422 (30)	*	77,422	0%
Peter Fulton	60,041 (31)	*	60,041	0%
Darlene Gaudios	10,000 (32)	*	10,000	0%
Total	16,826,519		16,826,519

* Less than 1 percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares shown. Except where indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them.

(2) Based on 21,021,700 shares outstanding as of May 9, 2007.

(3) Includes 60,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 9,000 shares underlying warrants and 8,942 shares to be received as PIK dividends.

(4) Includes 100,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 15,000 shares underlying warrants and 14,904 shares to be received as PIK dividends.

(5) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends.

(6) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(7) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends.

(8) Includes 60,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 9,000 shares underlying warrants and 8,942 shares to be received as PIK dividends.

(9) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends.

(10) Includes 133,333 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 20,000 shares underlying warrants and 19,872 shares to be received as PIK dividends.

(11) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(12) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends.

(13) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends.

(14) Includes 153,333 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 23,000 shares underlying warrants and 22,853 shares to be received as PIK dividends.

(15) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(16) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(17) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(18) Includes 60,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 9,000 shares underlying warrants and 8,942 shares to be received as PIK dividends.

(19) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(20) Includes 200,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 30,000 shares underlying warrants and 29,808 shares to be received as PIK dividends.

(21) Mr. Leonard Dietz is the CEO of Camien Advisors LLC, and has sole voting and investment powers with regard to the shares of Camien Advisors LLC.

(22) Includes 133,333 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 20,000 shares underlying warrants and 19,872 shares to be received as PIK dividends.

(23) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends. Mr. Joel Stone, Mr. Russell Stone and Mrs. Barbara Stone are the Managing Directors of Jo-Bar Enterprises, LLC, and have shared voting and investment powers with regard to the shares of Jo-Bar Enterprises, LLC.

(24) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends. Mr. David Mulkey is the General Partner of Mulkey II Limited Partnership, and has sole voting and investment powers with regard to the shares of Mulkey II Limited Partnership.

(25) Includes 100,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 15,000 shares underlying warrants and 14,904 shares to be received as PIK dividends. Mr. Norman H. Cohen & Mrs. Stephanie Randall are the General Partners of Norman H. Cohen & S. Randall Partnership, and have shared voting and investment powers with regard to the shares of Norman H. Cohen & S. Randall Partnership.

(26) Includes 400,000 shares issuable upon conversion of 10% Series A Convertible Preferred Stock, 60,000 shares underlying warrants and 59,616 shares to be received as PIK dividends. Mr. Howard Liebriech is the General Partner of Simon Asset Management, and has sole voting and investment powers with regard to the shares of Simon Asset Management.

(27) Includes 178,200 shares underlying warrants. Mr. Vincent LaBarbara is the Chief Executive Officer of Skyebanc, Inc. and has sole voting and investment powers with regard to the shares underlying Skyebanc’s warrants. Skyebanc, Inc. is a registered broker-dealer and considered an "underwriter" within the meaning of the Securities Act. Skyebanc informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, they had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

(28) Includes 120,059 shares underlying warrants. Mr. Marsillo is an affiliate of Skyebanc, Inc., a registered broker-dealer.  Mr. Marsillo informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, he had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

(29) Includes 94,278 shares underlying warrants. Mr. LaBarbara is an affiliate of Skyebanc, Inc., a registered broker-dealer. Mr. LaBarbara informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, he had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

(30) Includes 77,422 shares underlying warrants. Mr. Galterio is an affiliate of Skyebanc, Inc., a registered broker-dealer. Mr. Galterio informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, he had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

(31) Includes 60,041 shares underlying warrants. Mr. Fulton is an affiliate of Skyebanc, Inc., a registered broker-dealer. Mr. Fulton informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, he had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

(32) Includes 10,000 shares underlying warrants. Ms. Gaudios is an affiliate of Skyebanc, Inc., a registered broker-dealer. Ms. Gaudios informed us that the shares were acquired in the ordinary course of business, and at the time of acquisition thereof, she had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of our shares.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will initially be made at a price of $0.15 per share and following the commencement of trading on the OTC Bulletin Board, may be made at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares in transactions exempt from the registration requirements of the Securities Act, including under Rule 144 thereunder, as described below, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon the company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. Skyebanc, Inc., one of the selling stockholders, is a registered broker-dealer and is an underwriter, as set forth above in note 27 under “Selling Security Holders.”

The company has advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus is a part shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible for complying with the applicable provisions of the Securities Act and the Securities and Exchange Act of 1934, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under the registration statement of which this prospectus is a part.

The company is required to pay all fees and expenses incident to the registration of the shares, but the company will not receive any proceeds from the sale of the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

We have 21,021,700 shares of common stock issued and outstanding, of which 9,271,704 shares were included in the registration statement of which this prospectus is a part and will be freely tradable shares, upon the effective date of the registration statement of which this prospectus is a part so long as we keep this prospectus current. In addition, the registration statement of which this prospectus is a part also registers 7,555,315 shares of our common stock issuable upon the exercise of outstanding warrants, the conversion of our 10% Series A Convertible Preferred Stock or the issuance of common stock as dividends on the preferred stock. Upon the exercise or conversion of those securities in accordance with their respective terms, the underlying shares will be freely tradable by persons other than our affiliates providing that this prospectus is current.

In general, under Rule 144 under the Securities Act, as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three month period, a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during a specified four week period. The sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities. At the time the order is placed, seller must file a notice with the SEC on Form 144, if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, seller must file an amended notice. There must be adequate current information about our securities before the sale can be made.

Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

As of May 9, 2007 19,000,000 of our issued and outstanding shares were eligible for sale under Rule 144.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Sullivan & Worcester LLP, 1290 Avenue of the Americas, New York, NY 10104. Members and employees of this firm own an aggregate of 156,246 shares of our common stock, 1,333 shares of our 10% Series A Convertible Preferred Stock, and warrants to purchase 20,000 shares of our common stock

EXPERTS

Our financial statements as of and for the years ended December 31, 2005 and 2006 included in this prospectus have been audited by Sherb and Co., LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement.

We will file annual and special reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Callers in the United States can also call 1-800-732-0330 for further information on the operations of the public reference facilities.

ACCELERIZE NEW MEDIA, INC.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	Page

Pro Forma Consolidated Balance Sheet for the year ended December 31, 2006	F-2
Pro Forma Statements of Operations for the year ended December 31, 2006	F-3
Notes to Unaudited Pro Forma Combined Financial Statements	F-4

ACCELERIZE NEW MEDIA, INC.
Pro Forma Consolidated Balance Sheet

December 31, 2006
(Unaudited)

	Accelerize	The Debt Reduction		Pro Forma		Pro Forma
	New Media, Inc.	Group, LLC	Combined	Adjustments		Consolidated
ASSETS
Current Assets:
Cash	$414,270	$23,983	$438,253	$(23,983)	(a)	$414,270
Accounts receivable	11,623	12,036	23,659	-		23,659
Prepaid expenses	2,575	-	2,575	-		2,575
Website development costs, net of accumulated depreciation of $58,635	82,911	-	82,911	-		82,911
Total current assets	511,379	36,019	547,398	(23,983)		523,415

Property and equipment, net of accumulated depreciation of $66,953	-	32,068	32,068	-		32,068
Goodwill	-	-	-	580,548	(a)	580,548
Other assets	-	9,015	9,015	(9,015)	(a)	-

Total assets	$511,379	$77,102	$588,481	$547,550		$1,136,031

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current Liabilities:
Accounts payable	$249,430	$37,055	$286,485	$-		$286,485
Payable to former member-short-term	-	21,561	21,561	-		21,561
Deferred revenue-short-term	-	237,755	237,755	-		237,755
Total current liabilities	249,430	296,371	545,801	-		545,801

Payable to former member-long term	-	43,121	43,121	-		43,121
Deferred revenue-long-term	-	180,160	180,160	-		180,160
Total liabilities	249,430	519,652	769,082	-		769,082

Stockholders' (Deficit) Equity:
Preferred stock, 2,000,000 shares authorized, 54,000 issued	728,567	-	728,567	-		728,567
Common stock, 100,000,000 authorized, 19,140,027 issued and outstanding	19,140	-	19,140	1,750	(a)	20,890
Members' deficit	-	(442,550)	(442,550)	442,550	(a)	-
Additional paid-in capital	1,925,220	-	1,925,220	103,250	(a)	2,028,470

Accumulated deficit	(2,410,978)	-	(2,410,978)			(2,410,978)

Total stockholders’ (deficit) equity	261,949	(442,550)	(180,601)	547,550		366,949

Total liabilities and stockholders’ (deficit) equity	$511,379	$77,102	$588,481	$547,550		$1,136,031

See Notes to Unaudited Pro Forma Financial Statements.

ACCELERIZE NEW MEDIA, INC.
Pro Forma Statements of Operations
For the year ended December 31, 2006
(Unaudited)

	Accelerize	The Debt Redution		Pro Forma	Pro Forma
	New Media, Inc.	Group, LLC	Combined	Adjustments	Consolidated

Revenues	$199,214	$497,350	$696,564	$-	$696,564

Operating expenses:
Selling, general and administrative	2,563,348	837,143	3,400,491	-	3,400,491
Total operating expenses	2,563,348	837,143	3,400,491	-	3,400,491

Operating income (loss)	(2,364,134)	(339,793)	(2,703,927)	-	(2,703,927)

Other income (expenses):
Interest income	-	465	465	-	465
Other income	-	19,250	19,250	-	19,250
Interest expense-related party	-	(2,625)	(2,625)	-	(2,625)
Interest expense	(521)	(190)	(711)	-	(711)
	(521)	16,900	16,379	-	16,379

Net income (loss)	(2,364,655)	(322,893)	(2,687,548)	-	(2,687,548)

Less dividend issued for Series A preferred stock	44,596	-	44,596	-	44,596

Net (loss) gain attributable to common stockholders	$(2,409,251)	$(322,893)	$(2,732,144)	$-	$(2,732,144)

Basic and diluted loss per common share	$(0.13)	N/A	N/A	N/A	$(0.13)

Basic and diluted weighted average common shares outstanding	18,748,958	-	-	1,750,000	20,498,958

See Notes to Unaudited Pro Forma Financial Statements.

Accelerize New Media, Inc.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

December 31, 2006

NOTE 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

During December 2006, Accelerize New Media, Inc., (“the Company”) entered into an Asset Purchase Agreement to acquire a substantial portion of the operating asset of The Debt Reduction Group, LLC (“DRG”). Pursuant to the Asset Purchase Agreement, the Company has acquired in January 2007 the accounts receivable and substantially all intangible assets of DRG in consideration of issuing 3,500,000 shares of its common stock to the managing members of DRG, of which 1,750,000 will remain in escrow for up to a year to secure payment of any claims for losses under indemnification provisions under the purchase agreement, as well as granting 500,000 warrants to certain of DRG’s employees which may be earned based upon certain milestones related to target revenues and operating margins covering 18 months after closing. The Company consummated the transaction in January 2007.

The acquisition of the operations of DRG will be accounted pursuant to the Financial Accounting Standard (“FAS”) No. 141, Business Combinations, which provides that the assets and liabilities acquired and the equity interest issued are initially recognized at the date of acquisition and measured at the fair value of the net assets acquired and consideration exchanged. Additionally, FAS No. 141 provides that the results of operations of the acquired entity after the effective date of acquisition be consolidated in the results of operations of the acquiror.

The unaudited pro forma combined balance sheet as of December 31, 2006 presents the Company's financial position as if the acquisition of DRG's assets had been completed as of December 31, 2006.  The unaudited pro forma combined statements of operations for the year ended December 31, 2006 present the Company's results of operations as if the acquisition of DRG's assets had been completed as of January 1, 2006.

These unaudited pro forma financial statements are based in part upon the Company's historical financial statements and the historical financial statements of DRG contained elsewhere in this prospectus and should be read in conjunction with those financial statements and the notes thereto.

The unaudited pro forma financial statements are not necessarily indicative of what the Company's actual financial position or results of operations would have been as of the date or for the periods indicated, nor does it represent the Company's financial position or results of operations for any future date or period.

The total aggregate purchase price amounts to $624,652, which consisted of (i) 1,750,000 shares (not including additional shares to potentially be paid at a later date upon certain conditions) of our common stock valued at an aggregate of $105,000 and (ii) assumption of $519,652 of liabilities. The purchase price has initially been allocated as follows:

Fair value of the unescrowed shares:	$105,000
Assets acquired:	(44,104)
Liabilities assumed:	519,652
Goodwill:	$580,548

The fair value of the shares issued pursuant to this transaction was based on a valuation of the Company’s shares prepared by an unrelated valuation specialist, using the discounted cash flow approach.

The goodwill resulting from this transaction is primarily attributable to the expected additional revenues and resulting increased margin from the combination of the financial web sites of the Company and DRG under one family of complementary and coordinated financial portals.

NOTE 2. UNAUDITED PRO FORMA ADJUSTMENTS

Adjustments included in the column under the heading "Pro Forma Adjustments" include the following:

(a) To reflect the deemed issuance of 1,750,000 shares of the common stock of the Company to the managing members of DRG, offset by the adjustments of certain assets and liabilities which are not assumed by the Company, as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Accelerize New Media, Inc.
Whitefish, MT

We have audited the accompanying balance sheet of Accelerize New Media, Inc. as of December 31, 2006 and 2005 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accelerize New Media, Inc. as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 1. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP Certified Public Accountants

New York, New York
April 4, 2007

ACCELERIZE NEW MEDIA, INC.
BALANCE SHEET
December 31, 2006

ASSETS
Current Assets:
Cash	$414,270
Accounts receivable	11,623
Prepaid expenses	2,575
Website development costs, net of accumulated amortization of $58,635	82,911
Total assets	$511,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$249,430
Total current liabilities	249,430

Stockholders' Equity:
Preferred stock A, $.15 par value; 2,000,000 shares authorized, 54,000 issued
and outstanding	728,567
Common stock; $.001 par value; 100,000,000 shares authorized;
19,140,027 shares issued and outstanding	19,140
Additional paid-in capital	1,925,220
Accumulated deficit	(2,410,978)

Total stockholders’ equity	261,949

Total liabilities and stockholders’ equity	$511,379

See Notes to Financial Statements.

ACCELERIZE NEW MEDIA, INC.
STATEMENTS OF OPERATIONS

	Year ended	Year ended
	December 31, 2006	December 31, 2005

Revenues	$199,214	$9,526

Operating expenses:
Selling, general & administrative	2,563,348	6,971
Total operating expenses	2,563,348	6,971

Operating (loss) income	(2,364,134)	2,555

Other expense:
Interest expense	(521)	-
	(521)	-

Net (loss) income	(2,364,655)	2,555

Less dividend issued for series A preferred stock	44,596	-

Net (loss) income attributable to common stockholders	$(2,409,251)	$2,555

Basic and diluted (loss) income per common share	$(0.13)	$0.00

Basic and diluted weighted average common
shares outstanding	18,748,958	18,748,958

See Notes to Financial Statements.

ACCELERIZE NEW MEDIA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
From January 1, 2005 to December 31, 2006

	Series A Preferred Stock		Common Stock		Common stock to be	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	$	Shares	$	issued	Capital	Deficit	Equity

Opening balance, January 1, 2005	-	$-	-	$-	$-	$-	$553	$553
Member distribution	-	-	-	-	-	-	(5,321)	(5,321)
Net income through November 21, 2005	-	-	-	-	-	-	4,282	4,282
Balance, November 21, 2005	-	-	-	-	-	-	(486)	(486)

Incorporation, November 22, 2005	-	-	-	-	-	-	-	-
Recapitalization	-	-	-	-	-	(486)	486	-
Capital Contribution	-	-	-	-	-	250	-	250
Common stock to be issued	-	-	-	-	20,000	-	-	20,000
Net loss from November 22, 2005 (inception)	-	-	-	-	-	-	-	-
through December 31, 2005	-	-	-	-	-	-	(1,727)	(1,727)
Balance, December 31, 2005	-	-	-	-	20,000	(236)	(1,727)	18,037

Common stock to be issued	-	-	-	-	(20,000)	-	-	(20,000)
Shares issued pursuant to private placements	54,000	728,567	3,500,000	3,500	-	346,500	-	1,078,567
Shares issued for services	-	-	15,500,000	15,500	-	1,534,500	-	1,550,000
Dividends	-	-	140,027	140	-	44,456	(44,596)	-
Net loss	-	-	-	-	-	-	(2,364,655)	(2,364,655)
Ending balance, December 31, 2006	54,000	$728,567	19,140,027	$19,140	$-	$1,925,220	$(2,410,978)	$261,949

See Notes to Financial Statements.

ACCELERIZE NEW MEDIA, INC.
STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31, 2006	December 31, 2005

Cash flows from operating activities:
Net (loss) income	$(2,364,655)	$2,555
Adjustments to reconcile net loss to net cash provided by
operating activities:
Depreciation and amortization	58,635	-
Fair value of shares issued for services	1,550,000	-
Changes in operating assets and liabilities:
Accounts receivable	(11,623)	-
Prepaid expenses	(2,575)	-
Accounts payable and accrued expenses	247,243	2,187

Net cash provided (used in) by operating activities	(522,975)	4,742

Cash flows used in investing activity:
Website development costs	(141,546)	-

Net cash used in investing activity	(141,546)	-

Cash flows from financing activities:
Distributions to member of capital	-	(5,321)
Contribution	-	250
Common stock to be issued	(20,000)	20,000
Proceeds from issuance of shares of common stock	350,000	-
Proceeds from issuance of shares of preferred stock	728,567	-

Net cash provided by financing activities	1,058,567	14,929

Net increase in cash	394,046	19,671

Cash, beginning of year	20,224	553

Cash, end of year	$414,270	$20,224

Supplemental disclosures of cash flow information:
Cash paid for interest	$521	$-

Cash paid for taxes	$-	$-

See Notes to the Financial Statements

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN:

Accelerize New Media, Inc. (“the Company”), a Delaware Corporation, incorporated on November 22, 2005, is an online based media and customer acquisition solutions provider that was formed through the contribution of the business operations Accelerize New Media, a sole proprietorship owned by one of the Company’s current management team members which marketed two product offerings, EDGAR INDEX and MapGui.

The Company provides internet development services and turnkey customer acquisition solutions to small to medium size U.S. companies. The Company plans to focus much of its key web tool design using RSS, or Really Simple Syndication, technologies. RSS is a web content syndication format that is rapidly being adopted as a standard for use for Internet content query and customization.

The accompanying financial statements have been prepared on a going concern basis. The Company has generated minimal revenue since its inception and has used net cash in its operating activities of approximately $523,000 during 2006. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt. The outcome of these matters cannot be predicted at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (Continued)

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. During fiscal 2006, the Company has reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits.

The Company's accounts receivable are due from a few customers, all located in the United States. Two of the Company’s customers accounted for 63% and 13% of its accounts receivable at December 31, 2006. The Company determined that there was no need for an allowance for doubtful accounts.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition”. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

The Company’s traffic revenues are generated from the pay-per-click, cost-per-action listings, and banner ad sales of its portfolio of web sites. When an online user navigates to one of the Company’s owned and operated Web sites and clicks and or visits on a particular listing/web page or completes the specified action, the Company receives a fee.

The Company’s lead generation network revenues are primarily generated using third-party distribution networks to deliver the merchant advertisers’ listings. The distribution network includes search engines, shopping engines, directories, destination sites, Internet domains or Web sites, and other targeted Web-based content. The Company generates revenue upon delivery of a qualified lead to the Company’s merchant advertisers or partner. Other revenues include the Company’s lead generation web services, paid search optimization, landing page development services, and creative design.

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (Continued)

Customer Concentration

One of the Company's customers accounted for approximately 84% of its revenues during fiscal 2006. No customers accounted for more than 10% of the Company’s revenue during fiscal 2005. The Company minimizes its customer concentration risks by diversifying its existing customer base.

Product Concentration

The Company generates revenues as follows: 1) using third-party distribution networks to deliver the merchant advertisers’ listings. 2) the pay-per-click, cost-per-action listings, and banner ad sales of its portfolio of web sites. When an online user navigates to one of the Company’s owned and operated Web sites and clicks and or visits on a particular listing/web page or completes the specified action, the Company receives a fee. 3) lead generation web services, paid search optimization, landing page development services, and creative design.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value based on the short-term maturity of these instruments.

 Advertising

The Company expenses advertising costs as incurred. Advertising expense amounted to $146,373 and $1,689 during 2006 and 2005, respectively.

Website Development Costs

The Company has capitalized certain internal use software and website development costs amounting to approximately $141,500 during 2006.  The estimated useful life of costs capitalized is evaluated for each specific project and is one year.  The amortization of capitalized costs amounted to approximately $59,000 during 2006.

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (Continued)

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly. For the period ended September 30, 2005, the Company was operating as a sole-proprietorship and the total tax liability was assumed by a member of the management team on a personal basis. Therefore, no provision for income taxes has been recorded.

Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In March 2005 the SEC issued Staff Accounting Bulletin No. 107, or “SAB 107”. SAB 107 expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. On April 14, 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123R. Companies may elect to apply this statement either prospectively, or on a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS 123.  Effective with its fiscal 2006, the Company has adopted the provisions of SFAS No. 123R and related interpretations as provided by SAB 107 prospectively. As such, compensation

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (Continued)

cost is measured on the date of grant as its fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Segment Reporting

The Company operates in one segment, internet development services and turnkey customer acquisition solutions. The Company's chief operating decision-maker evaluates the performance of the Company based upon revenues and expenses by functional areas as disclosed in the Company's statements of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in the Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The following are eligible items for the measurement option established by this Statement:

•	Recognized financial assets and financial liabilities except:
•	An investment in a subsidiary that the entity is required to consolidate
•	An interest in a variable interest entity that the entity is required to consolidate

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•
Employers’ and plans’ obligations (or assets representing net overfunded positions) for pension benefits, other postretirement benefits (including health care and life insurance benefits), postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements, as defined in FASB Statements No. 35, “Accounting and Reporting by Defined Benefit Pension Plans”, No. 87, “Employers’ Accounting for Pensions”, No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, No. 112, “Employers’ Accounting for Postemployment Benefits”, No. 123 (revised December 2004), “Share-Based Payment”, No. 43, “Accounting for Compensated Absences”, No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, and No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, and APB Opinion No. 12, “Omnibus Opinion—1967”

•
Financial assets and financial liabilities recognized under leases as defined in FASB Statement No. 13, “Accounting for Leases” (This exception does not apply to a guarantee of a third-party lease obligation or a contingent obligation arising from a cancelled lease.)

•	Deposit liabilities, withdrawable on demand, of banks, savings and loan associations, credit unions, and other similar depository institutions
•
Financial instruments that are, in whole or in part, classified by the issuer as a component of shareholder’s equity (including “temporary equity”). An example is a convertible debt security with a noncontingent beneficial conversion feature.

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments
•	Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services
•	Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument.

The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization shall report unrealized gains and losses in its statement of activities or similar statement.
The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method
•	Is irrevocable (unless a new election date occurs)
•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. No entity is permitted to apply this Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

adoption. The choice to adopt early should be made after issuance of this Statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. This Statement permits application to eligible items existing at the effective date (or early adoption date).

Basic and Diluted Earnings Per Share

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of stock options and warrants (calculated using the modified-treasury stock method). The outstanding warrants amounted to 1,359,500 at December 31, 2006. The warrants have been excluded from the earnings per share computation due to their anti-dilutive effect.

The following sets forth the computation of basic and diluted earnings per share for fiscal year ended December 31:

	For the year ended
	December 31,
	2006	2005
Numerator:
Net loss attributable to common stock	$(2,409,251)	$2,555

Denominator:
Denominator for basic earnings per share-
Weighted average shares outstanding	18,748,958	18,748,958
Denominator for diluted earnings per share-
Weighted average shares outstanding	18,748,958	18,748,958

Basic earnings per share	$(0.13)	$(0.00)
Diluted earnings per share	$(0.13)	$(0.00)

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 : WEBSITE DEVELOPMENT COSTS

Website development costs, net of accumulated amortization are as follows at December 31, 2006:

Website development costs	$141,546
Total	141,546
Less: accumulated amortization	(58,635)

Website development costs, net	$82,911

Amortization expense of the website development costs amounted to $58,635 during fiscal 2006.

NOTE 4: STOCKHOLDERS’ EQUITY

Common Stock

In January 2006, the Company issued 3,500,000 shares of common stock which generated net proceeds of $350,000.

In January 2006, the Company issued 15,500,000 shares to certain of its officers for compensation valued at $1,550,000.

During 2006, the Company issued 140,027 shares of common stock to its holders of Series A Preferred Stock holders as dividends. The shares of common stock issued as dividends were, valued at $21,004.

Preferred Stock

Between August and October 2006, the Company issued 54,000 Series A Preferred Stock with a par value of $0.001, which generated net proceeds of $728,567, after financing fees of $81,433.

The holder of the Series A Preferred Stock is entitled to a cumulative preferential dividends at the rate of 10% per annum, payable quarterly in arrears on each of September 1, December 1, March 1, and June 1, commencing on the first quarter after the issuance dated beginning September 1, 2006 in cash or shares of the Corporation’s Common Stock. If the Corporation elects to pay any dividend in shares of Common Stock, the number of shares of Common Stock to be issued to the Holder shall be an amount equal to the quotient of (i) the dividend payment divided by (ii) $0.15 per share.

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4: STOCKHOLDER’S EQUITY-(Continued)

The shares of preferred stock includes a liquidation preference corresponding to the amount invested. All issued or accrued but unpaid dividends may also be converted at the election of the Holder, and converted at $0.15 per share. The shares of preferred stock are convertible into shares of our common stock, at any time, at the option of the holder and a conversion price of $0.15 per share, at an initial rate of conversion of 100 shares of common stock for each one share of Preferred Stock, subject to anti-dilution provisions in the case of stock splits, dividends or if we issue shares of our common stock or other securities convertible into shares of our common stock at an effective price less than $0.15 per share. In the event a public market is established for our common stock, the 10% Series A Preferred Stock are subject to mandatory conversion by the company upon a 30 day notice if the average closing price of our common stock is $0.40 or more per share for 10 consecutive trading days and the average daily volume is at least 100,000 shares.

The Company granted the Preferred Stockholders piggyback registration rights covering the common shares underlying the Series A Preferred Stock and common stock underlying warrants.

Warrants

In connection with the issuance of the preferred stock, the Company also issued 810,000 warrants to purchase shares of common stock exercisable at a price of $0.15 per share to the investors. The warrants expire between September and October 2013.

The placement agent for the offering also received 540,000 seven year warrants to purchase shares of common stock at an exercisable price of $0.15 per share. The warrants expire between September and October 2013.

The fair value of the warrants issued in connection with the issuance of the preferred stock amounted to $23,592. The fair value is based on the following assumptions, using the Black Scholes Model: term : 7 years; exercise price $0.15, risk-free interest rate: 4.85%; expected volatility: 69.4%; market value:$0.06

The expected volatility was based on the average historical volatility of comparable publicly-traded companies.

The fair value of the warrants was recorded as dividends for Series A Preferred Stock and as an increase in additional paid-in capital.

Stock Option Plan

On December 15, 2006, the Company's Board of Directors and shareholders approved the Accelerize New Media, Inc. Stock Option Plan, or the Plan. The total number of shares of capital stock of the Company that may be subject to options under the Plan is 4,300,000 shares of the its common stock, $.001 par value per share, from either authorized but unissued shares or treasury shares. The individuals who are eligible to receive option grants under the Plan are employees, directors and other individuals who render services to the management, operation or development of the Company or its subsidiaries and who have contributed or may be expected to contribute to the success of the Company or a subsidiary. Every option granted under the Plan shall be evidenced by a written stock option agreement in such form as the Board shall approve from time to time, specifying the number of shares of common stock that may be purchased pursuant to the option, the time or times at which the

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4: STOCKHOLDER’S EQUITY-(Continued)

option shall become exercisable in whole or in part, whether the option is intended to be an Incentive Stock Option or a Non-Incentive Stock Option, and such other terms and conditions as the Board shall approve. As of December 31, 2006, the company has not granted any options to purchase shares of common stock. Subsequent to December 31, 2006, the Company granted 3,512,500 options to certain of its employees.

NOTE 5: TAXES

The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table.

The federal statutory tax rate reconciled to the effective tax rate during fiscal 2006 and 2005 is as follows:

	2006	2005
Tax at U.S Statutory Rate:	35.0%	35.0%
State tax rate, net of federal benefits	4.39	4.39
Change in valuation allowance	(39.39)	(39.39)
Effective tax rate	0.0%	0.0%

December 31,
2006
Deferred tax asset:
Tax benefit of net operating loss carry forward	$905,000
Valuation allowance:	(905,000)
Net deferred taxes	$-

As of December 31, 2006, the Company had an unused net operating loss carry forward of approximately $2.3 million available for use on its future corporate federal tax returns.

ACCELERIZE NEW MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6: COMMITMENTS

On January 1, 2007, the Company entered into 3-year employment agreements with three of its officers and a 3-year consulting agreement with one of its officers. The agreements are renewable for an additional two-year period at the option of the applicable employee or consultant. The aggregate compensation to be paid under such agreements amounts to $480,000 per year. If the employment or consulting arrangement is terminated without cause by the Company, the Company is under the obligation, subject to certain restrictions, to pay the equivalent of one-year compensation, which ranges from $90,000 to $150,000, to the respective employee or consultant. If the employment or consulting arrangement is terminated with cause, the Company has no liability for further payments.

The commitments under such agreements over the next five years are as follows:

Year	Commitments
2007	$480,000
2008	480,000
2009	480,000

NOTE 7: SUBSEQUENT EVENTS

On January 1, 2007, the Company entered into an Asset Purchase Agreement to acquire a substantial portion of the operating asset of The Debt Reduction Group, LLC (“DRG”). Pursuant to the Asset Purchase Agreement, the Company will acquire the accounts receivables and substantially all intangible assets of DRG in consideration of issuing 3,500,000 shares of its common stock to the managing members of DRG as well as granting 500,000 warrants to certain of DRG’s employees which may be earned based upon certain milestones related to target revenues and operating margins covering 18 months after closing.

Subsequent to December 31, 2006, the Company granted 3,512,500 options to certain of its employees, including the aforementioned 500,000 warrants to certain of DRG employees.

During April 2007, the Company secured a line of credit with five existing shareholders which provides for borrowings of up to $500,000.  The line of credit bears interest at 10% per annum payable monthly.  As of May 9, 2007, the Company borrowed $200,000 under the line of credit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members’
The Debt Reduction Group, LLC
Los Angeles, CA

We have audited the accompanying balance sheet of The Debt Reduction Group, LLC as of December 31, 2006 and the related statements of operations, members' equity (deficit) and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Debt Reduction Group, LLC as of December 31, 2006 and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 1 of the Accelerize New Media, Inc. financial statements. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP Certified Public Accountants

New York, New York
April 4, 2007

THE DEBT REDUCTION GROUP, LLC
BALANCE SHEET
December 31, 2006

ASSETS

Current Assets:
Cash	$23,983
Accounts receivable	12,036
Total current assets	36,019

Property and equipment, net of accumulated depreciation of $66,953	32,068

Other assets	9,015

Total assets	$77,102

LIABILITIES AND MEMBERS' DEFICIT

Current Liabilities:
Accounts payable	$37,055
Payable to former member-short term	21,561
Deferred Revenue- short-term	237,755
Total current liabilities	296,371

Payable to former member-long term	43,121
Deferred Revenue- long-term	180,160

Total liabilities	519,652

Members' deficit	(442,550)

Total liabilities and members' deficit	$77,102

See Notes to Financial Statements.

THE DEBT REDUCTION GROUP, LLC
STATEMENTS OF OPERATIONS

	For the year ending
	December 31,
	2006	2005

Net revenues	$497,350	$927,433

Cost of revenues	-	215,936

Gross profit	497,350	711,497

Operating expenses:
Selling, general and administrative	837,143	827,950

Operating loss	(339,793)	(116,453)

Other income (expense):
Interest expense-related party	(2,625)	(1,640)
Other income	19,250	-
Interest expense	(190)	(5,859)
Interest income	465	-
	16,900	(7,499)

Net loss	$(322,893)	$(123,952)

See Notes to Financial Statements.

THE DEBT REDUCTION GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
From January 1, 2004 to December 31, 2006

Balance at December 31, 2004	$79,294

Repurchase of member's interest	(75,000)
Net loss	(123,952)
Ending balance, December 31, 2005	$(119,658)

Net loss	(322,893)
Ending balance, December 31, 2006	$(442,550)

See Notes to Financial Statements

THE DEBT REDUCTION GROUP, INC.
STATEMENTS OF CASH FLOWS

	For the year ending
	December 31,
	2006	2005

Cash flows from operating activities:
Net loss	$(322,893)	$(123,952)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation	19,508	24,391
Changes in operating assets and liabilities:
Accounts receivable	8,734	(20,770)
Other assets	-	1,115
Accounts payable and accrued expenses	1,049	(8,889)
Accrued interest on due to former member	2,625	1,640
Deferred revenue	308,717	109,198

Net cash provided by (used in) operating activities	17,740	(17,267)

Cash flows from financing activities:
Proceeds from advance payable	-	5,000
Principal repayments of due to former member	(14,583)	(5,000)
Principal repayments capital lease obligations	(5,700)	(22,063)

Net cash used in financing activities	(20,283)	(22,063)

Net increase (decrease) in cash	(2,543)	(39,330)

Cash, beginning of year	26,526	65,856

Cash, end of year	$23,983	$26,526

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-

Cash paid for interest	$190	$5,859

Supplemental disclosures for non-cash financing activity:

Repurchase of member interest and corresponding increase in due to former member	$-	$75,000

See Notes to Financial Statements.

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Operations

The Debt Reduction Group, LLC (the "Company") was incorporated in the state of Delaware as a Limited Liability Company. The Company primarily provides sales and marketing support for debt settlement solutions offered by debt settlement agencies to consumers in the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Since June 2005, the Company generates a substantial portion of its revenues from fees earned from the sale and marketing of debt reduction solutions offered to consumers by a debt settlement agency. The consumers generally enter in a debt solution program with the debt settlement agency which provides for monthly payments by the consumers over a period of up to 3 years. The commission earned by the Company will vary between 4.5% and 6% of the total debt of the consumer to be negotiated by the debt settlement agency. The Company receives its fees from the debt settlement agency upon payment by consumers to the debt settlement agency within the first 8 months of the debt solution program, assuming that all consumers make all their payments. This payment is subject to a partial refund by the Company to the debt settlement agency if 1) the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract or 2) the debt settlement agency issues a refund to the consumer over the term of the respective contract. Accordingly, the fee earned by the Company is recognized over the terms of the underlying contract between the debt settlement agency and the consumer, which is generally 3 years. Consequently, the Company defers the fees received from the debt settlement agency in excess of the revenues recognized over the term of the underlying contract between the debt settlement agency and the consumer. Such excess amounted to approximately $418,000 at December 31, 2006 and is recorded as deferred revenue on the balance sheet.

During June 2005, the Company outsourced the debt solution administration of its existing clients to a debt settlement agency. This administration includes implementation, customer service, and the actual debt negotiation. Pursuant to the outsourcing arrangement, the debt settlement agency

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ( continued)

pays the Company 45% of the fees collected from the consumers and retains 5% of such fees as a reserve for possible cancellations, returns, and legal fees. Funds available under the reserve are paid to the Company as follows: 50% in June 2006, and 25% in January 2007 and June 2007, respectively. The Company recognizes fees pursuant to this arrangement as revenues when it receives the funds from the debt settlement agency.

Prior to June 2005, the Company marketed and sold the debt solutions while also implementing the solution, providing customer service, and ultimately negotiating the consumers’ debt with their creditors. The consumers entered in a debt settlement program with the Company which provided for monthly payments by the consumers to the Company over a period of up to 18 months. The Company’s fee was a percentage of the debt to be settled on behalf of the consumers The Company recognized the fee upon collection from the consumer.

The Company also generates revenues, to a lesser extent, by selling leads it generates to synergistic companies operating in the debt consumer market segment and from ads appearing on its network of web sites.

Customer Concentration Risk

One of the Company’s customers, a debt settlement agency, accounted for 100% and 26% of its revenues during fiscal 2006 and 2005, respectively. However, the Company's ultimate customers are the consumers which are referred to the debt settlement agency, none of which account for more than 10% of its revenues.

Concentration of Credit Risk

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable.

The Company's cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits. As of December 31, 2006 the Company had no deposits in excess of FDIC limits.

The Company's accounts receivable are due from a debt settlement agency located in the United States, which accounted for 100% of its accounts receivable at December 31, 2006. Collateral is not required.

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Product Concentration

The Company generates a substantial portion of its revenues from commissions fees earned from the sale and marketing of debt solutions offered to consumers by a debt settlement agency.

Depreciation

The Company's property and equipment are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets, which range between three and five years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

Advertising Costs

The Company conducts non-direct response advertising. These costs are expensed as incurred. Advertising costs amounted to $390,101 and $344,714 during for fiscal 2006 and 2005, respectively.

Income Tax

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company’s income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statements of operations during 2006 and 2005, respectively.

Distributions to members of the Company during 2006 and 2005, which amounted to approximately $182,000 and $121,000, respectively, were recorded as compensation for financial reporting purposes and are included in the selling, general, administrative expenses.

Segment reporting

The Company operates in one segment, sales and marketing support for debt settlement solutions offered by debt settlement agencies to consumers in the United States. The Company’s chief

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

operating decision-making evaluates the performance of the Company based upon revenues and expenses by functional areas as disclosed in the Company’s statements of operations.

Recent Accounting Pronouncements

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In February 2007, FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.”  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The following are eligible items for the measurement option established by this Statement:

•	Recognized financial assets and financial liabilities except:
•	An investment in a subsidiary that the entity is required to consolidate
•	An interest in a variable interest entity that the entity is required to consolidate
•
Employers’ and plans’ obligations (or assets representing net overfunded positions) for pension benefits, other postretirement benefits (including health care and life insurance benefits), postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements, as defined in FASB Statements No. 35, "Accounting and Reporting by Defined Benefit Pension Plans," No. 87, "Employers’ Accounting for Pensions," No. 106, "Employers’ Accounting for Postretirement Benefits Other Than Pensions," No. 112, "Employers’ Accounting for Postemployment Benefits," No. 123 (revised December 2004), "Share-Based Payment," No. 43, "Accounting for Compensated Absences," No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans," and APB Opinion No. 12, "Omnibus Opinion—1967"

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

•
Financial assets and financial liabilities recognized under leases as defined in FASB Statement No. 13, "Accounting for Leases" (This exception does not apply to a guarantee of a third-party lease obligation or a contingent obligation arising from a cancelled lease.)

•	Deposit liabilities, withdrawable on demand, of banks, savings and loan associations, credit unions, and other similar depository institutions
•
Financial instruments that are, in whole or in part, classified by the issuer as a component of shareholder’s equity (including “temporary equity”). An example is a convertible debt security with a noncontingent beneficial conversion feature.

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments
•	Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services
•	Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument.

The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization shall report unrealized gains and losses in its statement of activities or similar statement.
The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method
•	Is irrevocable (unless a new election date occurs)
•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply this Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption The choice to adopt early should be made after issuance of this Statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. This Statement permits application to eligible items existing at the effective date (or early adoption date).

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Fair value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses, and the current portion of the payable to former member approximate their fair value due to their short-term maturities.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable are reported at net realizable value. At December 31, 2006, a provision for doubtful accounts was deemed unnecessary.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, which are reflected at cost, consist of the following at December 31, 2006:

December 31,
2006
Furniture and fixtures	$23,569
Computer equipment and software	34,407
Telephone equipment	41,045
Total property and equipment	99,021
Less: accumulated depreciation	(66,953)

Property and equipment, net	$32,068

Depreciation expense amounted to $20,000 and $24,000 during fiscal 2006 and 2005, respectively.

NOTE 5 - ACCOUNTS PAYABLE

Accounts payable at December 31, 2006 consist primarily of trade payables.

THE DEBT REDUCTION GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 - LEASE COMMITMENTS

The Company leases its facility under an operating lease with a term of three years, payable in monthly installments. Total lease expense for fiscal 2006 and 2005 were $77,087 and $74,833, respectively. The future minimum annual payment under operating leases is:

	Operating Lease	Less: Sublease	Net Lease
2007	35,548	( - )	$ 35,548

The Company leases its phone equipment under a capital lease. The capital lease provides for a monthly payment of $1,536 and expired in April 2006. The Company exercised its option to purchase the equipment for $1 during 2006.

At December 31, 2006, there was no more future minimum lease payments under capital leases.

NOTE 7 - RELATED PARTY TRANSACTIONS

During May 2005, the Company repurchased one of its member’s membership interest for $75,000. The due to former member amounts to approximately $64,500 at December 31, 2006. The due to former member matures on December 31, 2008 and bears interest at a rate of 3.5% per annum. The due to former member is payable in 36 monthly installments beginning January 2006 if the monthly and cumulative net income, as defined, is greater than $22,500. The Company paid to the former member approximately $15,000 and $0 during 2006 and 2005, respectively. The accrued interest is waived if the former member is paid by January 10, 2009. The Company recorded interest expense of approximately $2,600 and $1,600 during fiscal 2006 and 2005, respectively, in connection with the due to former member.

NOTE 8 - SUBSEQUENT EVENT

During December 2006, the Company disposed substantially of all its operating assets to Accelerize New Media, Inc. (“ANM”). In consideration of the disposition of the assets, the Company received 3,500,000 shares common stock of ANM. The Company will discontinue its operating activities once the disposition occurs, which is effective in January 2007.